C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
Tel 202 862 2200 Fax 202 862 2400
www.cadwalader.com




06015113

July 11, 2006

BY HAND


SEC MAIL PROCESSING
RECEIVED
JUL 11 2006
156
WASH, D.C. SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Aristocrat Leisure Limited - File number 82-34870
Submission of information pursuant to Rule 12g3-2(b)(1)(iii)
under the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g-3-2(b) under the Exchange Act.

The Company hereby furnishes to the SEC the information required by Rule 12g3-2(b)(1)(iii), which consists of the information that the Company made public pursuant to the laws of the Australia, filed with the Australian Stock Exchange, or distributed to security holders for the period from May 2, 2006 through July 4, 2006.

If you have any questions or require any additional information, please contact the undersigned, Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409, or John Carr-Gregg, Company Secretary, Aristocrat Leisure Limited, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au.

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dlw 7/13

Diana R. de Brito Tel 202 862 2409 Fax 202 862 2400 diana.debrito@cwt.com
DCLIB1 91782.1

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,



Diana de Brito

Enclosures

Securities and Exchange Commission
July 11, 2006

Documents lodged with the Australian Stock Exchange

Tab	Date	Announcement
1	5/02/2006	Annual General Meeting 2006 Presentation
2	5/02/2006	Notice of Annual General Meeting
3	5/02/2006	Financial Results First Half 2006
4	5/02/2006	Results of Resolutions – Annual General Meeting
5	5/02/2006	Standard & Poor's Rating
6	5/08/2006	Amendment of Constitution
7	5/08/2006	Constitution
8	5/08/2006	Purchase of EssNet Interactive AB Completed
9	5/08/2006	Sale of EssNet Interactive AB Release
10	5/10/2006	Appendix 3Y Change of Director's Interest Notice
11	5/12/2006	Appendix 3Y Change of Director's Interest Notice
12	5/19/2006	Appendix 3Y Change of Director's Interest Notice
13	5/31/2006	Convertible Bond Update
14	6/02/2006	Management of Americas Business
15	6/26/2006	Completes the Partial Sale of its African Operations
16	7/04/2006	Appendix 3E Daily Share Buy Back Notice

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	5/05/2006	Form 604 Change in Substantial Holder
2	5/16/2006	Form 604 Change in Substantial Holder
3	5/18/2006	Form 605 Notice of Ceasing to be a Substantial Holder

SECURITIES AND EXCHANGE COMMISSION

on behalf

of

ARISTOCRAT LEISURE LIMITED

Aristocrat Leisure Limited

Welcomes you to the
2006 Annual General Meeting



ARISTOCRAT
it's all in the game®

David Simpson
Chairman


ARISTOCRAT
it's all in the game®

Paul Oneile
Chief Executive Officer and Managing Director


ARISTOCRAT
it's all in the game®

Summary of Results

- Total Revenue $1,317 million – up 15.3%
- Profit After Tax $244.3 million – up $102.1 million
- Strong international growth – 75.1% of segment profit
- Operating cash flow $393.2 million – up $143.2 million
- Total dividend – 30 cps vs prior 8 cps
- Ongoing proactive capital management
- $300 million returned to shareholders


ARISTOCRAT
it's all in the game®

Australia

	2005 $m	2004 $m	Variance %
Segment Revenue	271.1	283.8	(4.5)%
Segment Contribution Profit	106.8	96.7	+10.4%
Segment Margin	39.4%	34.1%	+5.3 Pts

- Operating environment remains difficult
- Profit and margin improvement
- Unit sales down 19.5%, conversions up 13.5% reflecting business strategy
- Margin improvement reflects improved product mix and cost initiatives
- Replacement cycle at historic lows
- Focus on premium products and cost efficiencies
- Success of new products – *Xtreme*™ *MysteryLink*™ and *Corrida de Toros*™


ARISTOCRAT
it's all in the game®

North America

	2005 $m	2004 $m	Variance %
Segment Revenue	498.9	368.3	+35.5%
Segment Contribution Profit	182.3	102.3	+78.2%
Segment Margin	36.5%	27.8%	+8.7 Pts

- Standout performance
- Margin improvement reflects improved pricing, revenue mix and leverage of fixed costs
- Unit sales increased 43.1% to 17,613
- Recurring revenue units increased to 6,159 (up 16.3%) at US$53/day
- Total participation recurring revenue up 40.7% to US$108.5 million
- Solid systems sales – revenue up 7.9%


ARISTOCRAT
it's all in the game®

Japan

	2005 $m	2004 $m	Variance %
Segment Revenue	373.7	336.8	+11.0%
Segment Contribution Profit	88.0	75.9	+15.9%
Segment Margin	23.5%	22.5%	+1.0 Pts

- Lower inventory provisioning offset by higher trade-ins impacted margin
- 98,000 games sold
- Success of *Streetfighter 2*™ and *Kyojin-no-hoshi 3*™
- Opened Osaka office and expanded Tokyo office


ARISTOCRAT
it's all in the game®

Other Markets

	2005 $m	2004 $m	Variance %
Segment Revenue	156.6	146.0	+7.3%
Segment Contribution Profit	51.6	45.0	+14.7 %
Segment Margin	33.0%	30.8%	+2.2 Pts

- Revenue growth in Asia-Pacific, New Zealand and South Africa
- Strong market shares in new markets
- Macau remains standout performer in Asia-Pacific
- New Zealand growth despite impact of new legislation and regulations
- South Africa recorded significant growth in an expanding market
- Russian market stalled
- Remainder of Europe showed strong growth
- South America prior year benefited from recoveries on legacy contracts


ARISTOCRAT
it's all in the game®

Business Objectives

- Continue to improve returns in Australia and NZ
- Grow North American business
- Successfully transition to Regulation 5 in Japan
- Expand recurring revenue base
- Obtain significant market share in all emerging markets
- Enhance R&D resourcing
- Maintain focus on business and cost efficiencies
- Continue cultural change program


ARISTOCRAT
it's all in the game®

Growth Framework

Global gaming market growth potential

- Remains substantial
- Estimated 5-15% pa compound growth over next 5 years
- Significant opportunities in 2007 and beyond

Leverage core competencies

- Focus on video slots, content and systems
- Infrastructure and licenses to support broader product range

Focus on organic opportunities

- Highest payback
- Market is consolidating
- New technologies

Lower risk model

- Continuation
- Remains key objective – nil compromise
- Results demonstrate the benefits

Targeted M&A principles

- Active business development team
- Product line extensions – Electroncek, PokerTek, Interactive
- South African strategic partner
- Extension of patent portfolio and product base


ARISTOCRAT
it's all in the game®

Outlook

First Half

- Broadly in line with 2005
- $30 million profit decline in Japan
- 20 - 25% growth in non-Japanese business

Full Year - Continued share and profit growth

Major influences on outcome

- Australian replacement cycle
- North America – new market openings
- Japanese Regulation 5 approvals and acceptance
- Russian regulatory environment

Future - Strong growth potential

- Global market expansion provides enhanced opportunities
- Full momentum of multi-terminal product range
- New technologies


ARISTOCRAT
it's all in the game®

Simon Kelly
Chief Financial Officer



ARISTOCRAT
it's all in the game®

Income Statement

	2005 $m	2004 $m	Variance %
Total Revenue	1,317.0	1,142.3	15.3%
Gross Profit	679.9	554.4	22.6%
GP%	*51.6%*	*48.5%*	*3.1 Points*
Expenses	336.7	338.4	-0.5%
EBIT	358.4	230.0	55.8%
Profit Before Tax	363.9	225.5	61.4%
Income Tax Expense	119.6	83.3	43.6%
Effective Rate	*32.9%*	*36.9%*	*4.0 Points*
Profit After Tax	244.3	142.2	71.8%


ARISTOCRAT
it's all in the game®

Segment Contribution Profit* Split

2004 Segment Contribution Profit by region


Other
14%
Australia
30%
$319.9
million
North
America
32%

2005 Segment Contribution Profit by region


Other
12%
Australia
25%
$428.7
million
North
America
43%

* Excludes unallocated expenses, interest and tax

Working Capital

Percentage of LTM Revenue

45%
40%
35%
30%
25%
20%
15%
10%
5%
0%

2001 2002 2003 2004 2005



ARISTOCRAT
it's all in the game®

Operating Cash Flow

$m
450
400
350
300
250
200
150
100
50
-
-50
-100
2001
2002
2003
2004
2005
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Percentage of LTM Revenue
Operating Cash Flow
Operating Cash Flow % Revenue


ARISTOCRAT
it's all in the game®

Capital Management

- USD Convertible Bonds called for redemption
- Increased dividend to 30 cps and restored franking
- Positive franking outlook
- 21 cps capital return
- On-market buyback program
- Acquiring shares to satisfy employee contingent obligations


ARISTOCRAT
it's all in the game®

Key Financials and Ratios

	2005 $m	2004 $m
EBITDA	398.1	265.9
EBIT	358.4	230.0
Working Capital/Revenue (%)	3.4%	9.4%
Operating Cash Flow	393.2	250.0
Operating Cash Flow/Revenue (%)	29.9%	21.9%
Net Cash	183.7	119.6
Debt/EBITDA	0.4X	0.6X
EBITDA/Interest Expense	35.4X	22.3X
Return on Equity	69.5%	38.0%
Fully Diluted EPS (cents)	51.1	29.2


ARISTOCRAT
it's all in the game®

Summary

- Strong Operating Performance
- Further strengthening of financial position
- Benefits of:
  - Top line growth
  - Leveraging of fixed cost structures
  - Minimal capital investment demands
- Sustainable strategy


ARISTOCRAT
it's all in the game®

Resolutions



ARISTOCRAT
it's all in the game®

Resolution 1

Financial Statements



ARISTOCRAT
it's all in the game®

Resolution 2
Election of Director:
Mr WM Baker


ARISTOCRAT
it's all in the game®

Resolution 3
Election of Director:
Ms SAM Pitkin


ARISTOCRAT
it's all in the game®

Resolution 4
Election of Director:
Mr RA Davis



ARISTOCRAT
it's all in the game®

Resolution 5
Participation by Mr PN Oneile in the 2006 Long Term Performance Share Plan


ARISTOCRAT
it's all in the game®

Resolution 6
Adoption of Remuneration Report


ARISTOCRAT
it's all in the game®

Resolution 7

Amendment of Constitution


ARISTOCRAT
it's all in the game®

General Business


ARISTOCRAT
it's all in the game®

Thank You


ARISTOCRAT
it's all in the game®


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED

ANNUAL GENERAL MEETING

10.30 AM, TUESDAY 2 MAY 2006
BALLROOM 1 AND 2, STAR CITY
80 PYRMONT STREET, PYRMONT NSW

CHAIRMAN, CEO & CFO ADDRESSES

CHAIRMAN - DAVID SIMPSON

GOOD MORNING, LADIES AND GENTLEMEN. MY NAME IS DAVID SIMPSON AND I AM THE CHAIRMAN OF THE BOARD OF ARISTOCRAT LEISURE LIMITED.

ON BEHALF OF THE OTHER DIRECTORS, I WELCOME YOU AND THANK YOU FOR YOUR ATTENDANCE.

IT IS NOW TEN THIRTY. THIS IS A PROPERLY CONSTITUTED MEETING. I AM PLEASED TO SEE THAT THE NECESSARY QUORUM - 10 SHAREHOLDERS – IS PRESENT.

MAY I NOW REQUEST THAT YOU TO TURN OFF ALL MOBILE PHONES AND OTHER ELECTRONIC DEVICES.

LET ME NOW INTRODUCE YOU TO THE PEOPLE WHO ARE HERE ON STAGE WITH ME THIS MORNING.

ON MY FAR RIGHT IS BILL BAKER, CHAIR OF THE BOARD'S REGULATORY AND COMPLIANCE COMMITTEE WHO IS STANDING FOR RE-ELECTION TODAY.

NEXT TO HIM IS SIMON KELLY, OUR CHIEF FINANCIAL OFFICER.

NEXT TO ME IS PAUL ONEILE, THE CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR.

ON MY IMMEDIATE LEFT IS BRUCE YAHL, GENERAL MANAGER, COMMERCIAL AND LEGAL, WHO IS ALSO ONE OF OUR TWO COMPANY SECRETARIES.

NEXT TO BRUCE IS PENNY MORRIS, CHAIR OF THE BOARD'S AUDIT COMMITTEE AND, UNTIL RECENTLY, ALSO THE CHAIR OF THE BOARD'S REMUNERATION COMMITTEE.

NEXT TO PENNY IS ALAN STEELMAN, OUR SECOND AMERICAN DIRECTOR.

SITTING TO THE LEFT OF ALAN IS SALLY PITKIN CHAIR OF THE BOARD'S REMUNERATION COMMITTEE WHO IS ALSO STANDING FOR RE-ELECTION.

SITTING NEXT TO SALLY IS ROGER DAVIS WHO IS ALSO STANDING FOR RE-ELECTION.

WE ALSO WELCOME ROSS GAVIN AND HIS COLLEAGUES FROM PRICEWATERHOUSECOOPERS, THE COMPANY'S AUDITORS. ROSS IS AVAILABLE TO ANSWER QUESTIONS REGARDING THE AUDIT.

THE NOTICE OF THIS MEETING DATED 30 MARCH 2005 HAS BEEN IN SHAREHOLDERS' HANDS FOR THE REQUIRED NUMBER OF DAYS AND THEREFORE, UNLESS ANYONE OBJECTS, I PROPOSE TO TAKE IT AS READ.

I THEREFORE HAVE PLEASURE IN DECLARING THE COMPANY'S ELEVENTH ANNUAL GENERAL MEETING OPEN.

THE MINUTES OF LAST YEAR'S ANNUAL GENERAL MEETING HAVE BEEN SIGNED BY ME AS CHAIRMAN AND ARE AVAILABLE FOR INSPECTION.

I DRAW YOUR ATTENTION TO THE FACT THAT THIS MEETING IS BEING WEBCAST AND, AS USUAL, BEING RECORDED TO ENSURE THAT AN ACCURATE AND COMPLETE RECORD OF THE PROCEEDINGS IS KEPT.

BEFORE I REVIEW THE PRINCIPAL EVENTS OF THE COMPANY IN 2005, IT SHOULD BE NOTED THAT TODAY'S NOTICE OF MEETING REQUIRES US TO ADDRESS SEVEN RESOLUTIONS, WHICH WE WILL TURN TO SHORTLY.

THESE ARE:

- THE RECEIPT OF ANNUAL STATEMENTS

- THE ELECTION OF DIRECTORS – IN THIS CASE, THREE SEPARATE RESOLUTIONS IN RESPECT OF THREE DIRECTORS – MR BILL BAKER, MS SALLY PITKIN AND MR ROGER DAVIS

- THE APPROVAL OF PARTICIPATION BY MR PAUL ONEILE IN THE COMPANY'S LONG TERM PERFORMANCE SHARE PLAN FOR 2006

- THE ADOPTION OF THE 2005 REMUNERATION REPORT

- AND FINALLY, BY WAY OF SPECIAL RESOLUTION, A PROPOSAL TO AMEND THE CONSTITUTION OF THE COMPANY TO PERMIT UNCLAIMED DIVIDENDS TO BE CONVERTED INTO SHARES.

IT IS APPROPRIATE, AT THIS TIME, FOR ME TO NOTE THE PASSING OF THE LATE JOHN DUCKER, WHO WAS CHAIRMAN OF THE COMPANY FROM 1999 TO 2003. JOHN PASSED AWAY ON 25 NOVEMBER 2005 AND I WOULD LIKE TO EXPRESS OUR CONDOLENCES, AS A COMPANY, TO HIS FAMILY.

BEFORE I REVIEW THE PRINCIPAL EVENTS OF LAST YEAR, I MUST INFORM YOU THAT, BASED ON LEGAL ADVICE RECEIVED BY THE BOARD, IT IS NOT IN THE COMPANY'S INTERESTS TO DISCUSS ANY MATTERS RELATING TO ANY LITIGATION THAT THE COMPANY IS PRESENTLY INVOLVED IN. ACCORDINGLY, I WILL NOT BE COMMENTING ON OR RESPONDING TO ANY QUESTIONS ABOUT SUCH MATTERS.

AT THIS EARLY STAGE OF THE MEETING, IT IS APPROPRIATE FOR ME TO OUTLINE THE PROCEDURE TO FOLLOW IN TERMS OF THE ASKING OF QUESTIONS AT THIS MEETING.

THE TIME FOR SHAREHOLDERS WITH YELLOW OR RED CARDS TO FIRST ASK GENERAL QUESTIONS IS THE TIME AT WHICH THE PARTICULAR RESOLUTION IS PUT BEFORE THE MEETING.

SHAREHOLDERS MAY ALSO ADDRESS QUESTIONS, THROUGH THE CHAIR, TO THE AUDITOR ON THE CONDUCT OF THE AUDIT, THE PREPARATION AND CONDUCT OF THE AUDITOR'S REPORT, THE ACCOUNTING POLICIES ADOPTED BY THE COMPANY OR IN RELATION TO THE AUDITOR'S INDEPENDENCE.

THIS YEAR WAS THE FIRST YEAR THAT WE INVITED SHAREHOLDERS TO SUBMIT QUESTIONS IN ADVANCE OF THE MEETING.

AS WE HAVE RECEIVED QUERIES I WOULD LIKE TO DEAL WITH THE PRINCIPAL QUERIES NOW.

THE FIRST QUESTION I WILL DEAL WITH ASKS WHY OUR DIVIDEND REINVESTMENT PLAN IS NOT OPERATING.

THE ANSWER IS THAT WE ARE COMFORTABLE WITH OUR CURRENT CAPITAL REQUIREMENTS AND DO NOT BELIEVE THAT IT WOULD BE APPROPRIATE TO RAISE CAPITAL IN THIS MANNER.

THE SECOND QUESTION I WILL DEAL WITH AT THIS POINT RELATES TO ARISTOCRAT'S MARKET PENETRATION IN NORTH AMERICA OVER THE LAST THREE YEARS IN TERMS OF A COMPARISON WITH ONE OF OUR COMPETITORS.

THERE IS NO INDEPENDENT RELIABLE SOURCE FOR THIS COMPARATIVE DATA AND WE ARE THEREFORE NOT IN A POSITION TO PROVIDE SUCH INFORMATION.

THERE IS ONE OTHER QUESTION WHICH I WILL DEAL WITH AT THE TIME WE DEAL WITH THE RESOLUTION THAT IT APPLIES TO.

IN REFERENCE TO THE GENERAL PROCEDURE FOR ASKING QUESTIONS, I WOULD BE GRATEFUL IF YOU WOULD REFRAIN

FROM ASKING YOUR QUESTIONS UNTIL EACH SEPARATE RESOLUTION IS PUT.

TURNING THEN TO A BRIEF OVERVIEW OF THE HIGHLIGHTS OF 2005.

IT IS PLEASING TO REPORT THAT 2005 WAS ANOTHER SUCCESSFUL YEAR FOR YOUR COMPANY WITH A STRONG OPERATING PERFORMANCE DELIVERING A RECORD NET PROFIT AFTER TAX OF $244.3 MILLION, AN INCREASE OF 71.8% ON THE 2004 RESULT. THIS WAS ACHIEVED DESPITE DIFFICULT OPERATING CONDITIONS IN AUSTRALIA AND NEW ZEALAND AND WAS DRIVEN BY THE INTERNATIONAL SUCCESS OF THE COMPANY WITH INTERNATIONAL OPERATIONS CONTRIBUTING MORE THAN 75% OF THE 2005 TRADING PROFITS.

AS A RESULT OF THE RECORD PROFIT AND OUR CAPITAL MANAGEMENT PROGRAM, EARNINGS PER SHARE IMPROVED FROM THE 29.2 CENTS PER SHARE IN 2004 TO 51.1 CENTS PER SHARE IN 2005.

ONE OF THE COMPANY'S KEY STRATEGIES IS THE FOCUS ON CASH MANAGEMENT WHICH HAS RESULTED IN A SIGNIFICANT IMPROVEMENT IN OPERATING CASH FLOW FOR THE PAST TWO YEARS. OPERATING CASH FLOW IN 2005 WAS $393.2 MILLION, AN IMPROVEMENT OF $143.2 MILLION ON THE PRIOR YEAR. THIS CASH FLOW DEMONSTRATES BOTH THE UNDERLYING QUALITY OF EARNINGS AND THE EFFICIENT UTILISATION OF THE COMPANY'S ASSET BASE – DESPITE REVENUES GROWING A REAL 20%, THE COMPANY HAS REDUCED WORKING CAPITAL AND THE ONGOING OPERATING CAPITAL EXPENDITURE REQUIREMENTS OF THE BUSINESS REMAIN MINIMAL.

THE COMPANY HAS DECLARED A FULLY FRANKED FINAL DIVIDEND OF 20 CENTS PER SHARE, BRINGING TOTAL DIVIDENDS FOR THE YEAR TO 30 CENTS PER SHARE FULLY FRANKED, AN INCREASE OF 22 CENTS PER SHARE OR 275% ON THE PRIOR YEAR. THE COMPANY'S DIVIDEND REINVESTMENT PLAN DID NOT OPERATE DURING THE YEAR.

THE COMPANY'S CAPITAL MANAGEMENT PROGRAM IS AIMED AT RETURNING SURPLUS FUNDS TO SHAREHOLDERS AND ACHIEVING AN EFFICIENT CAPITAL STRUCTURE. DURING 2005 THE COMPANY RETURNED $300 MILLION TO INVESTORS THROUGH CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS. CONTINUING STRONG CASH FLOWS ENABLED THE COMPANY TO COMPLETE THE FIRST $100 MILLION ON-MARKET SHARE BUY-BACK ANNOUNCED IN AUGUST 2004 AND TO ANNOUNCE A SECOND $100 MILLION ON-MARKET SHARE BUY-BACK IN NOVEMBER 2005. THESE INITIATIVES COMPLEMENTED THE 21 CENTS PER SHARE CAPITAL RETURN (TOTALLING $100 MILLION) THAT TOOK PLACE IN JULY 2005.

ALTHOUGH RECENT REVIEWS OF THE EXTENT AND IMPACT OF LEGALISED GAMBLING CONFIRM THAT THE MAJORITY OF PLAYERS GAMBLE RESPONSIBLY WITHIN THE LIMITS OF THEIR AVAILABLE DISPOSABLE INCOME, A SMALL PROPORTION OF PLAYERS AND THEIR FAMILIES EXPERIENCE SEVERE PROBLEMS AS A RESULT OF EXCESSIVE GAMBLING. ARISTOCRAT BELIEVES THAT THE RESPONSIBLE SERVICE OF GAMBLING IS ESSENTIAL TO THE LONG TERM SUSTAINABILITY OF THE GAMING INDUSTRY AND TO THIS END WORKS WITH INDUSTRY BODIES AND REGULATORS TO RESEARCH AND ADDRESS PROBLEM GAMBLING ISSUES AND ENHANCE THE RESPONSIBLE SERVICE OF GAMBLING..

OVER THE YEAR, RESEARCH AND DEVELOPMENT EXPENDITURE INCREASED BY 11.7% TO $65.8 MILLION REFLECTING THE COMPANY'S COMMITMENT TO ENSURING THAT ARISTOCRAT REMAINS AT THE LEADING EDGE OF THE PROVISION OF GAMING SOLUTIONS IN ALL OF THE MARKETS IN WHICH THE COMPANY OPERATES. THE COMPANY BELIEVES THAT A STRONG ONGOING INVESTMENT IN RESEARCH IS ESSENTIAL TO ITS CONTINUED SUCCESS, AND WHILE, AS A RESULT OF THE STRONG REVENUE GROWTH, RESEARCH AND DEVELOPMENT EXPENDITURE FELL MARGINALLY WHEN EXPRESSED AS A PERCENTAGE OF REVENUE IN 2005, THE COMPANY REMAINS DEDICATED TO THE DEVELOPMENT OF NEXT GENERATION PRODUCT AND SYSTEMS OFFERINGS AND TO MAINTAINING RESEARCH AND DEVELOPMENT EXPENDITURE SUCH AS TO BE AT LEAST WITHIN THE TARGET 5% TO 6% OF REVENUE.

IN ADDITION TO OUR IN-HOUSE PRODUCT RESEARCH AND DEVELOPMENT THE COMPANY HAS TAKEN STRATEGICALLY IMPORTANT STEPS TO EXTEND ITS PRODUCT RANGE WITH THEACQUISITION OF 50 PERCENT OF ELETRONCEK IN NOVEMBER 2005 AND BY ENTERING INTO AN AGREEMENT TO PURCHASE ESSNET INTERACTIVE AB, WHICH IS EXPECTED TO BE COMPLETED DURING THIS MONTH.

ELECTRONCEK, WHICH IS BASED IN SLOVENIA, IS A DEVELOPER AND MANUFACTURER OF HIGH QUALITY MULTI-TERMINAL TABLE GAMES SUCH AS ROULETTE AND SIC BO.

ESSNET INTERACTIVE IS A DEVELOPER AND MANUFACTURER OF ADVANCED INTERACTIVE SYSTEM AND VIDEO TERMINAL HARDWARE AND SOFTWARE WHICH WILL ENABLE US TO PARTICIPATE IN THE GROWING GLOBAL MARKET FOR SERVER BASED VIDEO LOTTERY PRODUCTS AND TO ACCELERATE DEVELOPMENT OF IN-CASINO AND CROSS CASINO SERVER BASED GAMING IN OUR TRADITIONAL MARKETS.

THE BOARD IS COMMITTED TO THE CONTINUED ENHANCEMENT OF THE COMPANY'S GOVERNANCE FRAMEWORK AND TO ENSURING THAT IT IS FOCUSED ON SUPPORTING THE COMPANY'S KEY OBJECTIVE OF ENHANCING SHAREHOLDER VALUE. RISK MANAGEMENT AND CORPORATE GOVERNANCE ARE STANDING AGENDA ITEMS AT EVERY BOARD MEETING AND ALL BOARD MEMBERS ACTIVELY CONTRIBUTE TO THE COMPANY'S RISK MANAGEMENT AND GOVERNANCE FRAMEWORK. IN SEPTEMBER 2005, WE WERE PLEASED TO NOTE THAT OUR CORPORATE GOVERNANCE EMPHASIS WAS RECOGNISED BY THE UNIVERSITY OF NEWCASTLE BUSINESS SCHOOL WHICH RANKED THE COMPANY FIFTH OUT OF AUSTRALIA'S TOP 250 LISTED COMPANIES IN TERMS OF EXCELLENCE IN CORPORATE GOVERNANCE.

THE COMPANY IS INVOLVED IN VARIOUS LEGAL ACTIONS. AS MENTIONED EARLIER I DO NOT PROPOSE TO COMMENT ON THIS LITIGATION OTHER THAN TO SAY THAT THE COMPANY WILL CONTINUE TO DEFEND/PROSECUTE THESE ACTIONS AS

APPROPRIATE WHILST AT THE SAME TIME VIGOROUSLY PROTECTING ITS INTELLECTUAL PROPERTY RIGHTS.

THE SKILL LOYALTY AND COMMITMENT OF OUR EMPLOYEES HAS ONCE AGAIN BEEN A KEY FACTOR UNDERLYING OUR RESULTS. ON BEHALF OF THE BOARD I WOULD LIKE TO THANK THE CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR, PAUL ONEILE, HIS SENIOR MANAGEMENT TEAM AND ALL THE COMPANY'S ENTHUSIASTIC AND DEDICATED STAFF AROUND THE WORLD FOR THEIR DEDICATION AND FOR THE EXCELLENT CONTRIBUTION THEY MADE DURING 2005.

I WILL NOW INVITE PAUL ONEILE, THE COMPANY'S MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER, TO ADDRESS THE MEETING.

HE WILL BE FOLLOWED BY SIMON KELLY, THE COMPANY'S CHIEF FINANCIAL OFFICER, WHO WILL DISCUSS THE COMPANY'S FINANCIAL RESULTS.

CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR – PAUL ONEILE

THANK YOU DAVID. GOOD MORNING LADIES AND GENTLEMEN.

I WOULD LIKE TO ADD MY WELCOME TO THAT ALREADY EXTENDED TO YOU BY OUR CHAIRMAN.

IT IS VERY PLEASING FOR ME TO BE AGAIN ABLE TO PRESENT TO YOU STRONG FINANCIAL RESULTS FOR 2005 WHICH ARE DUE TO THE OUTSTANDING EFFORTS OF OUR REMARKABLE TEAM OF DEDICATED AND HIGHLY CAPABLE PEOPLE AROUND THE WORLD.

AS THE CHAIRMAN HAS ALREADY SAID, 2005 WAS AN EXCELLENT YEAR FOR ARISTOCRAT.

REVENUE OF $1.3 BILLION WAS UP 15% ON THE PRIOR YEAR.

NET PROFIT AFTER TAX WAS $244 MILLION, UP 72% ON THE PREVIOUS YEAR'S RECORD RESULT.

EACH OF OUR BUSINESSES IMPROVED ITS TRADING PROFITABILITY YEAR-ON-YEAR.

OUR INTERNATIONAL BUSINESS GREW SUBSTANTIALLY DURING 2005 AND NOW ACCOUNTS FOR 75% OF SEGMENT PROFIT COMPARED TO 70% IN 2004.

STRONG REVENUE GROWTH IN NORTH AMERICA, JAPAN AND OTHER INTERNATIONAL MARKETS MORE THAN OFFSET A MARGINAL DECLINE IN AUSTRALIA.

OPERATING CASH FLOW INCREASED TO $393 MILLION, UP FROM $250 MILLION IN 2004.

ARISTOCRAT DECLARED DIVIDENDS IN RESPECT OF 2005 TOTALLING 30 CENTS PER SHARE, UP FROM 8 CENTS IN THE PREVIOUS YEAR. THIS REPRESENTS A PAYOUT OF 60% OF EARNINGS.

FROM A CAPITAL MANAGEMENT PERSPECTIVE, WE HAVE COMPLETED ALMOST 30% OF OUR CURRENT $100 MILLION ON-MARKET SHARE BUY-BACK, WHICH IS OUR SECOND SUCH PROGRAM.

OVER THE YEAR, WE RETURNED $300 MILLION TO SHAREHOLDERS THROUGH OUR VARIOUS CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS.

IN SUMMARY, OUR 2005 RESULTS REFLECT THE INITIATIVES THE COMPANY HAS UNDERTAKEN OVER THE PAST TWO YEARS AND PLACES US IN A STRONG POSITION TO CAPTURE THE GROWTH POTENTIAL OF THE GLOBAL GAMING MARKET OVER THE NEXT FEW YEARS.

YOUR COMPANY OPERATES IN OVER 200 JURISDICTIONS AROUND THE WORLD. OUR STRATEGY HAS BEEN TO ESTABLISH A STRONG PRESENCE IN A SIGNIFICANT NUMBER OF MARKETS TO CUSHION OVERALL RESULTS FROM FLUCTUATIONS IN ANY ONE PARTICULAR MARKET.

IN LOOKING AT THE THREE PRINCIPAL MARKETS IN WHICH WE OPERATE, I SHALL BEGIN WITH AUSTRALIA.

THE AUSTRALIAN MARKET CONTINUED TO BE A CHALLENGING ONE. DESPITE THE DIFFICULT TRADING ENVIRONMENT BOTH PROFIT CONTRIBUTION AND SEGMENT MARGIN IMPROVED, YEAR ON YEAR.

AUSTRALIAN SEGMENT PROFIT INCREASED BY 10% TO $107 MILLION, ALTHOUGH REVENUE DECLINED MARGINALLY TO $271 MILLION.

WHILST UNIT SALES WERE DOWN 19%, SALES OF CONVERSIONS WERE UP 13%, REFLECTING OUR CHANGING BUSINESS STRATEGY.

THIS IMPROVED PRODUCT MIX, COMBINED WITH THE CONTINUED FOCUS ON COST CONTROL, RESULTED IN SEGMENT MARGIN IMPROVING FROM 34% TO 39%.

THESE RESULTS WERE ACHIEVED DESPITE CONTINUING LEGISLATIVE AND REGULATORY RESTRICTIONS CONTRIBUTING TO A DRAMATIC SLOWING OF THE REPLACEMENT CYCLE WHICH REMAINS AT HISTORIC LOWS.

OUR FOCUS WAS ON PREMIUM PRODUCT, PARTICULARLY OUR *HYPERLINK* PORTFOLIO AND MID-RANGE BONUSING PRODUCTS INCLUDING *EXTREME MYSTERY LINK* AND *CORRIDA DE TOROS*.

TURNING NOW TO NORTH AMERICA, WHICH WAS THE STANDOUT REGION FOR US DURING THE YEAR.

THE STRONG RESULTS WERE MOST ENCOURAGING, PARTICULARLY GIVEN THAT THE NORTH AMERICAN MARKET WAS RELATIVELY SUBDUED FOR MUCH OF THE SECOND HALF.

THIS AROSE FROM UNCERTAINTY AROUND HIGHER INTEREST RATES AND FUEL COSTS, THE IMPACT OF HURRICANE KATRINA ON THE GULF REGION, A SLOWDOWN IN THE REPLACEMENT CYCLE AND DELAYS IN NEW JURISDICTIONS OPENING UP.

THE PROFIT CONTRIBUTION FROM NORTH AMERICA INCREASED BY 78% TO $182 MILLION.

SEGMENT REVENUE IMPROVED BY 35% TO JUST UNDER $500 MILLION. SEGMENT MARGIN INCREASED TO 36%, REFLECTING IMPROVED PRICING, REVENUE MIX AND FURTHER LEVERAGING OF OUR FIXED COSTS.

UNIT SALES WERE UP 43% TO OVER 17,600 UNITS, REFLECTING THE INCREASING POPULARITY OF OUR PRODUCT AND THE EFFORTS OF OUR NORTH AMERICAN TEAM.

WE ALSO SUCCESSFULLY TRIALLED OUR NEW FIVE-REEL STEPPER SERIES, WHICH FEATURES A TWENTY LINE, FIVE REEL VIDEO STYLE FORMAT, DESIGNED TO BRIDGE THE GAP BETWEEN STEPPER AND VIDEO PLAY.

OUR RECURRING REVENUE INSTALLED BASE INCREASED TO 6,159 UNITS, UP 16% ON LAST YEAR.

TOTAL RECURRING REVENUE INCREASED BY 41% TO 108 MILLION U.S. DOLLARS. AVERAGE DOLLAR PER DAY WAS IN LINE WITH LAST YEAR, REFLECTING THE MIX OF JACKPOT TO NON-JACKPOT MACHINES RATHER THAN A DECLINE IN GAME PERFORMANCE.

THE RECURRING REVENUE INCREASE WAS DRIVEN BY THE EXCEPTIONAL WIN-PER-UNIT PERFORMANCE OF A NUMBER OF NEW AND EXISTING PRODUCTS IN THE SECOND HALF, PARTICULARLY *ZORRO* AND THE ONGOING SUCCESS OF *CASH EXPRESS* AND *MILLIONISER*.

TWO FURTHER KEY PRODUCT APPROVALS THAT ASSISTED THE SECOND HALF RESULT WERE *REEL POWER* IN NEVADA AND OUR FIRST STAND ALONE PROGRESSIVES IN NEVADA AND THE GLI JURISDICTIONS.

OUR SYSTEMS BUSINESS RECORDED A SOLID PERFORMANCE WITH REVENUE UP 8% LARGELY DUE TO IMPROVING *OASIS* SYSTEM SALES AND HIGHER INCOME FROM *QUICKETS,* THE COMPANY'S TICKET-IN TICKET-OUT TECHNOLOGY.

DURING THE YEAR, WE SIGNED UP OUR 200TH *OASIS* CUSTOMER AND THE COMPANY RECEIVED APPROVAL FOR ITS *OASIS PERSONAL BANKER* MODULE.

THIS MODULE IS A STATE OF THE ART CASHLESS SOLUTION THAT PERMITS PLAYERS TO CONVERT LOYALTY POINTS TO CASH AT THE GAMING MACHINE AND TO UPLOAD AND DOWNLOAD CASHABLE CREDITS.

TURNING NOW TO JAPAN.

REVENUE WAS UP 11% TO 373 MILLION DOLLARS AND SEGMENT CONTRIBUTION PROFIT WAS UP BY ALMOST 16% TO 88 MILLION DOLLARS.

MARGIN IMPROVED TO 23%. THE EXTENT OF THIS IMPROVEMENT RESULTS FROM LOWER INVENTORY PROVISIONING OFFSET BY HIGHER TRADE-INS.

WE SOLD OVER 98,000 GAMES IN JAPAN DURING 2005, A NEW RECORD FOR THE COMPANY.

THE ASSISTANCE WE RECEIVED FROM SAMMY CORPORATION CONTRIBUTED TO THIS STRONG PERFORMANCE.

TWO GAMES DROVE THIS SUCCESS. THE FIRST WAS *STREETFIGHTER II,* WHICH WAS RELEASED LATE IN THE FIRST HALF AND SOLD JUST OVER 23,000 UNITS.

THE SECOND GAME WAS *KYOJIN-NO-HOSHI 3,* WHICH WE LAUNCHED IN OCTOBER WITH OVER 72,000 UNITS SOLD DURING THE SECOND HALF.

IN AUGUST, WE OPENED A NEW OFFICE IN OSAKA AND EXPANDED OUR TOKYO OFFICE TO CONSOLIDATE OUR R&D FACILITY INTO THE SAME BUILDING AS SALES AND MARKETING.

TURNING NOW TO OTHER INTERNATIONAL MARKETS.

IN ALL OTHER MARKETS IN WHICH WE OPERATE, COMBINED REVENUE INCREASED BY 7% TO $156 MILLION.

OUR ASIA PACIFIC, NEW ZEALAND AND SOUTH AFRICAN OPERATIONS TOGETHER DROVE OVERALL GROWTH IN THIS SEGMENT.

WE HAVE ESTABLISHED STRONG MARKET SHARES IN THE NEW MARKETS WE HAVE ENTERED AND I BELIEVE THIS POSITIONS US VERY WELL FOR FUTURE GROWTH IN THOSE COUNTRIES.

NO BETTER EXAMPLE OF OUR SUCCESS IS MACAU, WHICH REMAINS THE STANDOUT PERFORMER IN THE ASIA-PACIFIC REGION, WHERE OUR OVERALL SHIP SHARE IS IN EXCESS OF 46% AND OUR MARKET SHARE HAS CONTINUED TO INCREASE TO AROUND 40%.

TO SUPPORT THIS GROWTH WE HAVE OPENED A NEW OFFICE TO DIRECTLY SUPPLY SALES AND SERVICE TO THIS IMPORTANT MARKET.

ELSEWHERE IN THE REGION, SALES TO MALAYSIA, CAMBODIA AND VIETNAM WERE STRONG.

IN NEW ZEALAND WE EXPERIENCED A WELCOME TURNAROUND WITH REVENUE UP 29% YEAR ON YEAR, DESPITE A PARTICULARLY DIFFICULT REGULATORY ENVIRONMENT.

SOUTH AFRICA RECORDED GROWTH IN UNIT SALES AND REVENUE, DRIVEN LARGELY BY GROWTH IN THE LIMITED PAYOUT MACHINE MARKET.

DURING THE YEAR WE AGREED IN PRINCIPLE TO SELL A 28% INTEREST IN OUR SOUTH AFRICAN BUSINESS TO A LEADING BLACK ECONOMIC EMPOWERMENT INVESTMENT COMPANY. IN DOING SO WE BECAME THE FIRST INTERNATIONAL GAMING COMPANY TO EMBRACE THE OBJECTIVES OF THIS GOVERNMENT INITIATIVE.

WE EXPECT ALL CONDITIONS OF SALE TO BE MET SHORTLY, AT WHICH TIME THE PROFIT ON SALE WILL BE RECOGNISED.

IN RUSSIA, CHANGES TO OUR DISTRIBUTION ARRANGEMENTS AND TO THE RUSSIAN LICENSING ENVIRONMENT, IMPACTED NEGATIVELY ON SALES.

ONCE THE REGULATORY CHANGES HAVE BEEN FINALISED I AM OPTIMISTIC ABOUT A STRONG RECOVERY IN THAT MARKET AND OF ARISTOCRAT SECURING SIGNIFICANT MARKET SHARE.

REVENUE DERIVED FROM THE REST OF EUROPE GREW STRONGLY YEAR ON YEAR. *HYPERLINK LOCO LOOT* PROVED A PARTICULARLY STRONG PERFORMER IN GERMANY, ALONG WITH CONTINUED STRONG SALES INTO HOLLAND.

IN SOUTH AMERICA REVENUE FELL FROM $20 MILLION TO $13 MILLION YEAR ON YEAR. THIS WAS DUE TO THE FACT THAT THE 2004 RESULT INCLUDED COLLECTIONS ON A LEGACY CONTRACT.

DURING THE YEAR WE SUCCESSFULLY IDENTIFIED AND COMMENCED SUPPLYING A SMALL NUMBER OF HIGHLY CREDENTIALLED OPERATORS IN ARGENTINA, CHILE, PERU AND BRAZIL. WE ALSO COMPLETED THE FIRST INSTALLATION OF RECURRING REVENUE GAMES IN PANAMA.

EXCLUDING THE IMPACT OF THE LEGACY CONTRACT COLLECTIONS, REVENUE IMPROVED YEAR ON YEAR AS THE COMPANY CONTINUED TO GAIN MOMENTUM IN THE REGION.

NOW LOOKING AT WHAT OUR OBJECTIVES ARE OVER THE COURSE OF THIS YEAR:

- WE WILL STRIVE TO IMPROVE MARGINS WITHIN THE AUSTRALIAN AND NEW ZEALAND MARKETS, BOTH OF WHICH ARE MATURE AND HAVE CONSTRICTIVE REGULATORY FRAMEWORKS. WE WILL DO THIS BY CONTINUING TO DEVELOP OUR PRODUCT MIX WITH A FOCUS ON LICENSING.

- WE SHALL GROW OUR NORTH AMERICAN BUSINESS BY BUILDING ON THE MOMENTUM WE HAVE ON OUTRIGHT SALES AND BY INCREASING OUR INSTALLED BASE OF RECURRING REVENUE UNITS, PARTICULARLY WITH THE

INTRODUCTION OF OUR MULTI-SITE PROGRESSIVES. WE SHALL DRIVE HARDER IN THE LOWER DENOMINATION CATEGORIES AND WE WILL BROADEN OUR PRODUCT RANGE WITH 5 REEL STEPPER PRODUCT AND SLANT TOPS.

- IN JAPAN WE WILL MANAGE THE TRANSITION FROM REGULATION 4 TO REGULATION 5 GAMING. WE AIM TO DEVELOP AND, SUBJECT TO REGULATORY APPROVAL, RELEASE A RANGE OF REGULATION 5 COMPLIANT GAMES INTO THAT MARKET IN THE SECOND HALF.

- WE WILL EXPAND OUR RECURRING REVENUE BASE IN AS MANY MARKETS AS POSSIBLE.

- WE WILL ENDEAVOUR TO OBTAIN A SIGNIFICANT MARKET SHARE IN EACH EMERGING MARKET.

- R&D WILL BE APPROPRIATELY RESOURCED TO ENSURE ARISTOCRAT REMAINS THE MARKET LEADER IN GAMES AND SYSTEMS CONTENT.

- WE WILL MAINTAIN FOCUS ON COST CONTROL AND BUSINESS EFFICIENCY. AS OUR BUSINESS BECOMES MORE GLOBAL WE WILL CONTINUE TO LOOK FOR THE MOST EFFICIENT BUSINESS MODEL IN EACH MARKET AND SIMPLIFY OUR SUPPLY CHAIN.

- AND, WE MUST ENSURE THAT THE CULTURAL CHANGES ENGINEERED WITHIN THE COMPANY ARE REFINED TO INSTIL THE PRINCIPLE THAT EVERYONE STRIVES TO MAXIMISE THE RETURNS TO ALL STAKEHOLDERS.

I WOULD NOW LIKE TO GIVE YOU AN UPDATE ON THE GROWTH FRAMEWORK, WHICH WE OUTLINED LAST YEAR.

GAMING REMAINS IN ITS INFANCY IN MANY GLOBAL MARKETS.

MODELLING THE SIZE OF THIS GLOBAL POTENTIAL REQUIRES MAKING ASSUMPTIONS ABOUT THE TIMING OF LEGALISATION AND THE TYPE OF GAMING ALLOWED, AND IS

THEREFORE SUBJECT TO INHERENT ERROR. HOWEVER IT IS REASONABLE TO EXPECT THAT VOLUME GROWTH, EXCLUDING JAPAN, OVER A 5 YEAR TIME FRAME COULD BE IN THE ORDER OF 5 – 15% PER ANNUM COMPOUND.

THIS IN TURN MEANS THAT THE GROWTH POTENTIAL FOR ARISTOCRAT IS SUBSTANTIAL.

THE CHALLENGE FOR US IS TO TAKE ADVANTAGE OF THE OPPORTUNITIES AS THEY PRESENT THEMSELVES AND TO CARVE OUT STRONG MARKET POSITIONS IN EACH NEW TERRITORY, WHERE IT IS ECONOMICALLY VIABLE TO DO SO.

LOOKING BEYOND 2006, I ENVISAGE GREAT OPPORTUNITIES IN 2007, 2008 AND BEYOND.

I THINK THE OPTIMISM IS WELL JUSTIFIED, GIVEN THE NUMBER OF NEW CASINOS THAT ARE CURRENTLY UNDER CONSTRUCTION OR FOR WHICH THERE ARE FIRM PLANS.

MACAU HAS SOME 12 CASINOS COMING ON LINE AND WITH OUR CURRENT MARKET SHARE, WE ARE WELL POSITIONED. SINGAPORE IS WELL ADVANCED IN ITS LICENSING PROCESS FOR ITS 2 CASINOS. THAILAND IS AGAIN LOOKING AT ITS CASINO PLANS, AND JAPAN IS EXPECTED TO CONSIDER ITS POSITION IN THE NEAR FUTURE.

NEW JURISDICTIONS IN THE UNITED STATES, PRINCIPALLY FLORIDA AND PENNSYLVANIA, WILL OPEN UP DURING THE COURSE OF THIS YEAR. THE LICENSING PROCESS IN THE UK AND RUSSIA IS PROGRESSING, ALBEIT MORE SLOWLY THAN ANTICIPATED.

IN VIEW OF THESE DEVELOPMENTS AND THE NEW TECHNOLOGIES THAT WILL BE INTRODUCED, I THINK THERE ARE SOUND REASONS FOR OPTIMISM.

OUR CORE COMPETENCIES LIE IN VIDEO SLOTS, IN GAMING CONTENT AND IN SYSTEMS. WE MUST LEVERAGE OUR SKILLS IN THOSE AREAS. WE ALSO NOW HAVE AN EXTENSIVE DISTRIBUTION CAPABILITY ON A GLOBAL SCALE. WE THEREFORE HAVE THE CAPACITY TO BROADEN OUR PRODUCT RANGE WHILST RECOGNISING THAT OUR

BUSINESS IS THE SUPPLY OF GAMING SOLUTIONS AROUND THE WORLD.

I CONTINUE TO BELIEVE THAT OUR ORGANIC GROWTH OPPORTUNITIES ARE THE MOST SIGNIFICANT, OFFERING THE HIGHEST PAYBACK. THE MARKET WILL CONTINUE TO CONSOLIDATE AND IT IS IN THAT ENVIRONMENT MUCH OF OUR ONGOING GROWTH WILL OCCUR.

THE INTRODUCTION OF NEW TECHNOLOGY WILL ENABLE OUR DOWNLOADABLE SYSTEMS TO BE INTRODUCED GLOBALLY OVER A PERIOD OF TIME, STARTING IN THE LARGEST MARKETS.

WE WILL CONTINUE TO UTILISE OUR LOWER RISK DISTRIBUTION MODEL, WHICH HAS PROVEN TO BE A SUCCESSFUL ONE FOR US IN EMERGING MARKETS.

OUR BUSINESS AND STRATEGIC DEVELOPMENT TEAM HAVE BEEN AND WILL CONTINUE TO BE ACTIVE IN LOOKING AT VARIOUS OPPORTUNITIES TO GROW OUR BUSINESS.

OVER THE LAST 12 MONTHS WE CONCLUDED A NUMBER OF SIGNIFICANT TRANSACTIONS AIMED AT BROADENING OUR PRODUCT RANGE. WE ACQUIRED A 50% INTEREST IN ELEKTRONCEK, MARKETED UNDER THE INTERBLOCK BRAND NAME, WHICH DESIGNS AND MANUFACTURES ELECTRO-MAGNETIC GAMING PRODUCTS. WE SECURED DISTRIBUTION RIGHTS AND A STAKE IN POKERTEK WHICH HAS DEVELOPED A UNIQUE ELECTRONIC POKER TABLE GAME.

LAST MONTH WE ANNOUNCED THE ACQUISITION OF ESSNET INTERACTIVE, A SWEDISH BASED COMPANY WHOSE TECHNOLOGY WILL GIVE US ACCESS TO THE RAPIDLY GROWING INTERACTIVE VIDEO TERMINAL MARKET. THIS TECHNOLOGY WILL ALSO DRAMATICALLY SHORTEN OUR DEVELOPMENT TIME FOR DOWNLOADABLE OR SERVER-BASED GAMING, WHICH I BELIEVE WILL HAVE A POSITIVE FINANCIAL IMPACT FOR THE COMPANY IN THE YEARS AHEAD.

WE HAVE PLACED OURSELVES IN A STRONG STRATEGIC POSITION IN SOUTH AFRICA, WHERE WE HAVE PARTNERED WITH A HIGHLY CREDENTIALLED LOCAL COMPANY.

WE ALSO OPENED A NUMBER OF NEW OFFICES, INCLUDING MACAU, OSAKA, CAPETOWN AND MOSCOW.

WE CONTINUED THE PROCESS OF STREAMLINING OUR SUPPLY CHAIN, MOVING MORE TOWARDS ASSEMBLY RATHER THAN A MANUFACTURER OF EACH AND EVERY COMPONENT IN OUR CABINETS.

THE PARAMETERS WITHIN WHICH OUR DEVELOPMENT TEAM WORKS REMAIN UNCHANGED. THE FOCUS IS ON OPPORTUNITIES TO EXTEND OUR PATENT PORTFOLIO AND PRODUCT BASE, RATHER THAN AN ACQUISITION SIMPLY TO INCREASE MARKET SHARE.

TURNING TO THE OUTLOOK FOR 2006 AND THE FOLLOWING TWO YEARS.

BASED ON PRELIMINARY, UNAUDITED MANAGEMENT RESULTS AND CURRENT TRADING MOMENTUM, I EXPECT THE FIRST HALF RESULTS TO 30 JUNE 2006 TO BE BROADLY IN LINE WITH THOSE OF THE PREVIOUS YEAR, DESPITE DIFFICULT SHORT TERM TRADING CONDITIONS IN JAPAN.

STRONG UNDERLYING GROWTH IN THE COMPANY'S NON-JAPANESE BUSINESSES IS EXPECTED TO OFFSET AN APPROXIMATE $30 MILLION DECLINE IN PRE-TAX PROFIT FROM JAPAN. THIS SHORTFALL IN JAPAN REFLECTS THE TRANSITIONING TO NEW INDUSTRY REGULATIONS WHICH HAVE CAUSED SHORT TERM UNCERTAINTIES IN THAT MARKET. THESE ARE EXPECTED TO BE RESOLVED OVER THE NEXT 12 MONTHS.

WHILE THE CURRENT SITUATION IN THE JAPANESE MARKET IS DISAPPOINTING, I AM PLEASED THAT THE REMAINDER OF THE BUSINESS IS LIKELY TO POST 20 TO 25% GROWTH IN SEGMENT PROFIT IN THE FIRST HALF WHICH COMPENSATES FOR THE JAPANESE PROFIT SHORTFALL. THIS IS PARTICULARLY SATISFYING GIVEN THAT THERE HAS BEEN NO REAL MARKET GROWTH IN MOST REGIONS SO FAR THIS

YEAR. THE RESULT AGAIN DEMONSTRATES THE UNDERLYING ROBUSTNESS OF OUR BUSINESS.

I AM CONFIDENT THAT THE OUTLOOK FOR THE FULL 2006 YEAR REMAINS POSITIVE, ALTHOUGH CONTINGENT ON A NUMBER OF NEAR TERM UNCERTAINIES.

MAJOR INFLUENCES ON OUR 2006 PERFORMANCE INCLUDE ANY UPLIFT IN THE REPLACEMENT CYCLE IN AUSTRALIA, CONTINUED GROWTH IN THE OVERALL NORTH AMERICAN MARKET, REGULATORY AND PUBLIC ACCEPTANCE OF REGULATION 5 GAMES IN JAPAN, AND STABILISATION OF THE REGULATORY ENVIRONMENT IN RUSSIA.

OVERALL, I AM CONFIDENT THAT THERE IS POSITIVE MOMENTUM IN THE BUSINESS. I BELIEVE WE WILL CONTINUE TO GROW PROFITABILITY AND OUR SHARE OF THE GLOBAL MARKET.

BEYOND 2006 THE OUTLOOK FOR THE FOLLOWING TWO YEARS ALSO LOOKS POSITIVE. THE GLOBAL GAMING MARKET CONTINUES TO EXPAND AND AS WE GATHER MOMENTUM WITH OUR WIDER PRODUCT RANGE, AND AS OUR NEW TECHNOLOGIES ARE INTRODUCED TO THE INDUSTRY, I AM OPTIMISTIC THAT OUR LONG TERM OBJECTIVES WILL BE ACHIEVED.

THE COMPANY REMAINS VERY WELL PLACED TO CAPTURE SIGNIFICANT SHARE OF THE ANTICIPATED EXPANSION OF GLOBAL GAMING MARKETS OVER THE COMING YEARS AND I EXPECT FURTHER STRONG GROWTH IN OUR RESULTS OVER 2007 AND 2008.

I WILL NOW ASK SIMON KELLY, OUR CHIEF FINANCIAL OFFICER, TO TAKE A MORE DETAILED LOOK AT THE FINANCIALS. THANK YOU.

CHIEF FINANCIAL OFFICER - SIMON KELLY

THANK YOU PAUL...AND GOOD MORNING LADIES AND GENTLEMEN.

PRIOR TO THE RESOLUTION TO RECEIVE THE 2005 ACCOUNTS, I WOULD LIKE TO PROVIDE A BRIEF OVERVIEW OF ARISTOCRAT'S FINANCIAL RESULTS AND POSITION FOR LAST YEAR.

YOU WILL NOTE THAT WE HAVE INCLUDED A DETAILED EXPLANATION OF KEY FACTORS INPACTING THE COMPANY'S REPORTED RESULTS AND FINANCIALS AS PART OF THE MANAGEMENT DISCUSSION AND ANALYSIS IN THE 2005 ANNUAL ACCOUNTS.

THIS ANALYSIS PROVIDES SHAREHOLDERS AND OTHER USERS WITH A BETTER UNDERSTANDING OF THE COMPANY'S FINANCIALS

PLEASE NOTE THAT THROUGHOUT MY PRESENTATION, REFERENCES TO THE CURRENT AND PRIOR YEAR RESULTS ARE TO THE RESTATED RESULTS IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS.

FIRSTLY, TURNING TO THE PROFIT AND LOSS ACCOUNT.

TOTAL REVENUE INCREASED BY 15% TO A RECORD $1.3 BILLION.

HAD EXCHANGE RATES REMAINED AT PRIOR YEAR LEVELS, REVENUE WOULD HAVE BEEN APPROXIMATELY $58 MILLION HIGHER. TAKING THIS INTO ACCOUNT, REAL REVENUE GROWTH WAS 20%.

GROSS PROFIT IMPROVED BY 3.1 PERCENTAGE POINTS TO 51.6%. REFLECTING IMPROVED BUSINESS MIX, PRICING AND COST CONTROL.

EXPENSES WERE FLAT IN REPORTED TERMS, ALTHOUGH THIS REFLECTS A NUMBER OF SIGNIFICANT OFFSETTING IMPACTS.

IN PARTICULAR, PRIOR YEAR EXPENSES WERE INFLATED BY A $40 MILLION FOREIGN EXCHANGE ADJUSTMENT ON THE ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS.

IN THE CURRENT YEAR A NUMBER OF ITEMS IMPACTED REPORTED EXPENSES, INCLUDING A ONE-OFF ADJUSTMENT

TO EMPLOYEE BENEFIT PROVISIONS, HIGHER LEGAL COSTS AND A DECREASE IN AGENTS COMMISSIONS IN JAPAN.

EXCLUDING THESE AMOUNTS, EXPENSES INCREASED 7.3%.

EBIT AT $358 MILLION IS A $128 MILLION IMPROVEMENT ON THE PRIOR YEAR AND REPRESENTS 27% OF REVENUE.

THE EFFECTIVE TAX RATE OF 33% IS HIGHER THAN THE AUSTRALIAN RATE OF 30%, BUT LOWER THAN THE 2004 RATE OF 37%.

MUCH OF THIS DIFFERENCE REFLECTS THE IMPACT OF A $5.5 MILLION PRIOR YEAR CHARGE RECORDED IN 2004.

THE PROFIT AFTER TAX OF $244 MILLION REPRESENTS A 72% INCREASE OVER THE PRIOR YEAR AND OUR SECOND SUCCESSIVE RECORD ANNUAL PROFIT.

IN OVERALL TERMS, THE STRONG PROFIT IMPROVEMENT REFLECTS A CONTINUATION OF THE KEY DRIVERS I HAVE SPOKEN ABOUT PREVIOUSLY, NAMELY:

- GLOBAL VOLUME GROWTH;

- IMPROVED PRICING;

- COST EFFICIENCIES PARTICULARLY IN THE SUPPLY CHAIN; AND

- LEVERAGE OF FIXED COST STRUCTURES

PAUL ONEILE HAS ALREADY PROVIDED A DETAILED OVERVIEW OF THE PERFORMANCE OF EACH OF OUR KEY BUSINESSES.

THIS CHART DEMONSTRATES HOW THE OVERALL MIX OF OUR PROFIT COMPARES WITH THAT OF 2004.

THE CHART TO THE LEFT SHOWS THE MIX OF PROFIT IN 2004 WHILE THAT ON THE RIGHT SHOWS THE MIX IN 2005.

YOU CAN SEE THE MIX HAS REMAINED RELATIVELY CONSTANT, WITH NORTH AMERICA GROWING AT A SLIGHTLY FASTER RATE THAN THE OTHER SEGMENTS.

THE NORTH AMERICAN BUSINESS WHICH IS NOW OUR LARGEST CONTRIBUTOR PROVIDES ALMOST DOUBLE THE CONTRIBUTION OF ANY OTHER REGION.

YOU CAN SEE HERE THAT WE NOW DERIVE 75% OF OUR TRADING PROFITS FROM OUTSIDE AUSTRALIA. AUSTRALIA, DOES HOWEVER, REMAIN A SIGNIFICANT AND IMPORTANT CONTRIBUTOR TO THE OVERALL GROUP AND THIS WILL REMAIN THE CASE.

ONE OF OUR MAJOR ACHIEVEMENTS OVER THE PAST FEW YEARS HAS BEEN THE REDUCTION IN WORKING CAPITAL AND RESULTANT STRONG CASH FLOW GENERATION. I AM PLEASED TO REPORT THAT WE CONTINUED TO IMPROVE UPON THESE ACHIEVEMENTS DURING 2005.

THIS CHART SHOWS OVERALL WORKING CAPITAL TO REVENUE MEASURED ON A PRECEEDING 12 MONTHS BASIS OVER THE LAST 5 YEARS.

THIS MEASURE OF WORKING CAPITAL EFFICIENCY HAS IMPROVED SIGNIFICANTLY FROM 9.4% AT THE END OF 2004 TO 3.4% AT 31 DECEMBER 2005. THIS IS, HOWEVER, A RESULT THAT I DO NOT ANTICIPATE REPEATING.

THE SIGNIFICANT DECLINE IN 2005 WAS PREDOMINANTLY DRIVEN BY THE PHASING OF RECEIPTS AND PAYMENTS ASSOCIATED WITH THE SALE OF *KYOJIN-NO-HOSHI 3* IN JAPAN IN THE LAST QUARTER OF THE YEAR. THESE ARE ESTIMATED TO HAVE FAVOURABLY IMPACTED NET WORKING CAPITAL AND HENCE OPERATING CASH FLOW BY $60 - $70 MILLION.

OVER THE MEDIUM TERM, AN AVERAGE NET WORKING CAPITAL TO REVENUE RATIO OF CLOSER TO 10% IS MORE SUSTAINABLE.

YOU CAN SEE HERE THAT THIS STILL REPRESENTS A SIGNIFICANT AND SUSTAINED IMPROVEMENT ON THE 30-40% RUN RATE OF 2002 AND BEFORE.

I WOULD NOW LIKE TO TALK ABOUT CASH FLOW AND CAPITAL MANAGEMENT.

IMPROVED PROFITABILITY COUPLED WITH TIGHT WORKING CAPITAL MANAGEMENT CONTINUES TO DRIVE SUBSTANTIAL POSITIVE CASH FLOW.

THIS CHART SHOWS OPERATING CASH FLOW OVER THE LAST 5 YEARS.

OVER THAT PERIOD CASH FLOW HAS INCREASED FROM A NET OUTFLOW IN 2001 TO THE $393 MILLION INFLOW WE REPORTED IN 2005.

THIS STRONG CASH GENERATION HAS RESULTED IN SUBSTANTIAL CASH ON HAND AT YEAR-END - $360 MILLION, EXCEEDING DEBT BY SOME $184 MILLION. WE ALSO RETAIN SUBSTANTIAL UNDRAWN BANK FACILITIES.

THE COMPANY'S CASH FLOW PERFORMANCE DEMONSTRATES OUR ABILITY TO GROW WITHOUT SIGNIFICANT INVESTMENT IN CAPITAL EXPENDITURE OR WORKING CAPITAL. THE OUTLOOK FOR CONTINUED LEVERAGE OF OUR FIXED ASSET BASE AND FREE CASH FLOW REMAINS VERY POSITIVE. AT THE SAME TIME, WE ARE DETERMINED TO TAKE A PRO-ACTIVE APPROACH TO CAPITAL MANAGEMENT.

GIVEN OUR STRONG CASH FLOWS AND FINANCIAL POSITION, WE HAVE CONTINUED TO PROACTIVELY EVALUATE AND INITIATE CAPITAL MANAGEMENT OPPORTUNITIES.

FROM AN OVERALL STRATEGIC CAPITAL MANAGEMENT PERSPECTIVE, OUR OBJECTIVES ARE TO MAINTAIN A CONSERVATIVE FUNDING STRUCTURE, WHICH PROVIDES SUFFICIENT FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY STRATEGIC OPPORTUNITIES.

TAKING THIS INTO ACCOUNT, WE HAVE ANNOUNCED A NUMBER OF CAPITAL MANAGEMENT INITIATIVES OVER THE PAST YEAR.

THESE INCLUDE CALLING OUR US DOLLAR CONVERTIBLE BONDS FOR REDEMPTION. HOWEVER REDEMPTION REMAINS SUBJECT TO LEGAL PROCEEDINGS.

WE HAVE INCREASED THE DIVIDEND PAYOUT TO 30 CENTS PER SHARE AND RESTORED FRANKING.

I AM PLEASED TO SAY THAT IN FUTURE PERIODS THE PROSPECT OF FRANKING IS POSITIVE. AT THIS TIME, WE ANTICIPATE BEING ABLE TO FULLY FRANK DIVIDENDS APPROXIMATING 60 – 70% OF EARNINGS, ALTHOUGH THIS MAY CHANGE AS THE MIX OF OVERSEAS EARNINGS CHANGES.

IN JULY LAST YEAR WE RETURNED 21 CENTS PER SHARE TO SHAREHOLDERS VIA A CAPITAL RETURN.

WE HAVE NOW BOUGHT BACK $130 MILLION OF SHARES THROUGH THE TWO ON-MARKET SHARE BUYBACK PROGRAMS WE HAVE ANNOUNCED. IT IS OUR INTENTION TO CONTINUE THIS PROGRAM OVER THE REMAINDER OF 2006.

DURING THE SECOND HALF OF LAST YEAR, WE COMMENCED ACQUIRING SHARES ON MARKET IN ANTICIPATION OF SATISFYING OUTSTANDING CONTINGENT OBLIGATIONS IN RESPECT OF SHARE AND OPTION BASED REMUNERATION PLANS. IN DOING SO, WE AIM TO MITIGATE THE DILUTIONARY IMPACT OF THESE PLANS.

AS AT TODAY, WE HAVE PURCHASED 3.8 MILLION SHARES AT A COST OF $45 MILLION. WE ANTICIPATE COMPLETION OF PURCHASES TO COVER THE REMAINDER OF OBLIGATIONS OVER THE BALANCE OF THE YEAR.

WE ARE CONFIDENT THAT THESE INITIATIVES, TOGETHER WITH ANTICIPATED ONGOING STRONG CASH GENERATION, PROVIDE A BALANCE BETWEEN ENHANCING SHAREHOLDER RETURNS AND LEAVING THE COMPANY WITH AMPLE FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE

BUSINESS AND TO UNDERWRITE ANY FUTURE STRATEGIC OPPORTUNITIES.

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS, WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY FOR THE YEAR COMPARED WITH 2004.

EVERY METRIC SHOWN HERE IS NOT ONLY A RECORD FOR THE COMPANY BUT IN MANY CASES REPRESENTS THE INDUSTRY BENCHMARK FOR GLOBAL GAMING SUPPLIERS.

EBIT OF $358 MILLION EXCEEDS THE 2004 RESULT BY $128 MILLION, OR 56%.

THE WORKING CAPITAL/REVENUE RATIO FELL TO 3.4% BENEFITTING FROM PARTICULARLY FAVOURABLE CIRCUMSTANCES IN OUR JAPANESE BUSINESS.

OPERATING CASH FLOW AT $393 MILLION REPRESENTS 30% OF REVENUE, ALTHOUGH IT ALSO INCLUDES THE FAVOURABLE JAPANESE BENEFITS I JUST MENTIONED. ADJUSTING FOR THESE, OPERATING CASH FLOW WOULD STILL HAVE BEEN A VERY HEALTHY $320-330 MILLION.

DESPITE CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS PAID DURING THE YEAR TOTALLING ALMOST $300 MILLION, NET CASH ON HAND INCREASED $64 MILLION.

OUR GEARING AND DEBT COVERAGE RATIOS ARE VERY CONSERVATIVE AND DEMONSTRATE THE STRENGTH AND FINANCIAL FLEXIBILITY THAT OUR BALANCE SHEET PROVIDES.

RETURN ON EQUITY IS A VERY SUBSTANTIAL 70%.

FULLY DILUTED EARNINGS PER SHARE IMPROVED 21.9 CENTS OR OVER 75% TO 51.1 CENTS.

IN SUMMARY, THE STRONG OPERATING PERFORMANCE IN THE YEAR HAS ENABLED THE COMPANY TO FURTHER STRENGTHEN ITS FINANCIAL POSITION.

THIS FINANCIAL PERFORMANCE REFLECTS THE BENEFITS OF SUBSTANTIAL TOP LINE GROWTH, THE LEVERAGING OF FIXED COST STRUCTURES AND THE COMPANY'S ABILITY TO SUPPORT SUCH GROWTH WITH MINIMAL CAPITAL INVESTMENT.

THIS IS A SUSTAINABLE STRATEGY WHICH WE INTEND TO CONTINUE.

THANK-YOU VERY MUCH LADIES AND GENTLEMEN, I WILL NOW HAND BACK TO THE CHAIRMAN.



ARISTOCRAT LEISURE LIMITED ON TRACK FOR FULL YEAR PROFIT GROWTH IN 2006

SYDNEY, 2 May 2006: Aristocrat Leisure Limited (ASX: ALL) today announced that based on preliminary, unaudited year-to-date management results and current trading momentum, the Company expects first half results to be broadly in line with the prior corresponding period, despite particularly difficult short term trading conditions in Japan.

In the first half, strong growth in the Company's non-Japanese business is expected to compensate for an approximate $30 million fall in pre-tax profit from the Japanese business. This shortfall in Japan reflects the transitioning to new industry regulations which have caused short term uncertainties in the market affecting all competitors. These are expected to resolve over the next 12 months, culminating in the new regulations coming into full effect in mid 2007.

While market and regulatory conditions across most of the non-Japanese operations have been difficult, the Company continues to gain market share and improve margins.

For the full year, the Company remains confident that momentum in the business is positive and that it will post ongoing profit growth. The final result will be influenced by a number of factors, including the replacement cycle in Australia, the timing of opening of new markets in North America, approval and acceptance of new regulation releases in Japan and the re-opening of the Russian market.

The results above exclude the impact of two one-off items: the recognition of an approximate $6.0 million post tax profit on the sale of 28% of the Company's South African business, which remains subject to completion of conditions precedent. In addition, the potential recognition through the profit and loss of a net foreign exchange expense of approximately $6.0 million that is dependent on the settlement of the Company's Convertible Bonds. This non-cash, one-off foreign exchange adjustment is currently held in the Foreign Currency Translation Reserve and is required to be transferred through the profit and loss account when the funding is repaid under International Accounting Standards.

Speaking at the Company's Annual General Meeting in Sydney, Chief Executive Officer and Managing Director of Aristocrat Leisure Limited, Mr Paul Oneile said:

"While the current situation in the Japanese market is disappointing, I am pleased that the remainder of the business is likely to post 20 - 25% growth in segment profit in the first half which compensates for the Japanese profit shortfall. This is particularly satisfying given that there has been no real market growth in most regions. The result demonstrates again the underlying robustness of our business.

I am confident that the outlook for the full year remains positive, although contingent on a number of near term uncertainties."

Mr Oneile continued: "The Company remains very well placed to capture significant share of the anticipated expansion of global gaming markets over the next few years and I expect further strong growth in our results over 2007 and 2008."

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

Sydney, NSW, Australia
2 May 2006

Further Information

Financial Inquiries:
Simon Kelly
Aristocrat Leisure Limited
(612) 9413 6601

Media Inquiries:
Tim Allerton
City PR
(612) 9267 4511



2 May 2005

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

By facsimile: 1900 999 279

Dear Sir or Madam

RE: RESULTS OF RESOLUTIONS – ANNUAL GENERAL MEETING

The company advises that at the Annual General Meeting held today at the Star City, Sydney, at 10.30 am, the following resolutions put to the meeting were passed on a show of hands. The proxy votes exercisable on these resolutions were as follows:

Resolution 1 - *Receipt of Financial Statements*

PROXIES	For	Open	Against	Abstain
	210,930,789	3,558,318	2,042	14,683,229

Resolution 2 - *Re-election of Mr. W M Baker as director*

PROXIES	For	Open	Against	Abstain
	225,350,487	3,556,686	67,281	200,924

Resolution 3 - *Re-election of Ms. S A M Pitkin as director*

PROXIES	For	Open	Against	Abstain
	225,378,216	3,561,686	39,102	196,374

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 388
Head Office
71 Longueville Road Lane Cove NSW 2066 Australia PO Box 808 Lane Cove NSW 2066 Australia
Telephone +61 2 9413 6300 Facsimile +61 2 9420 1352
www.aristocrattechnologies.com

Resolution 4 - *Re-election of Mr. R A Davis as director*

PROXIES	For	Open	Against	Abstain
	224,404,193	3,580,735	56,866	1,133,584

Resolution 5 - *Approval of Participation by Mr. P N Oneile in the 2006 Long Term Performance Share Plan*

PROXIES	For	Open	Against	Abstain
	209,632,524	591,101	15,882,647	165,894

Resolution 6 - *Adoption of the Remuneration Report (non-binding resolution)*

PROXIES	For	Open	Against	Abstain
	222,007,539	3,579,778	2,827,520	280,541

Resolution 7 - *Amendment of Constitution*

PROXIES	For	Open	Against	Abstain
	224,990,348	3,764,044	93,150	327,836

Yours faithfully,



John Carr-Gregg
Company Secretary
Ph: 9413 6666
Fax: 9420 1352
Email: carr-gregg@ali.com.au


ARISTOCRAT

S&P UPGRADES ARISTOCRAT TO INVESTMENT GRADE BBB-

Sydney, 2 May 2006

Standard & Poor's released the following press release today:

"Standard & Poor's Rating Services today said it had raised its corporate credit rating on Aristocrat Leisure Ltd. (Aristocrat) to 'BBB-' from 'BB+' and removed it from CreditWatch with positive implications, where it was placed on March 27, 2006. A stable outlook has been assigned to the rating. The rating on the company's US$130 million convertible subordinated bonds has also been raised to 'BBB-' from 'BB+'. The rating upgrade reflects Aristocrat's sound business and financial profile, which is now more sustainable than in the past, and underpins management's capability to maintain conservative financial policies into the future.

"*Although the video gaming sector is susceptible to regulatory and product innovation risk, Aristocrat has established a level of global diversity across key gaming markets. This gives it greater capacity to absorb cyclical or competitive weaknesses in any single market without compromising its ability to maintain strong cash flow-protection measures,*" Standard & Poor's credit analyst Peter Sikora said today.

"*A strong track record in game development is also supportive of the company's growth prospects in developing gaming markets such as Macau. Management's ability to maintain a conservative financial profile is enhanced by the low level of debt on the company's balance sheet and the modest debt requirements of its businesses. Although currently modest relative to the company's installed base of gaming machines, Aristocrat's strategic focus to grow its participation gaming machines product should also help reduce its exposure to replacement cycle trends over time,*" added Mr. Sikora.

Aristocrat's financial metrics are expected to be maintained above those typical for a 'BBB-'-rated company. However, further upward rating movement is not anticipated until the company establishes a longer track record through the replacement cycle in its key markets, and greater clarity is gained about Aristocrat's competitive and growth prospects in the key North American market, where competitive pressures are likely to intensify as it becomes a larger player relative to clear market leader International Game Technology (BBB/Stable/-). Conversely, any material weakening of the company's underlying operating performance or a significant weakening of cash flow-protection measures may put downward pressure on the rating.

The 'BBB-' rating on Aristocrat's US$130 million convertible subordinated bonds, which are subject to litigation proceedings in relation to their redemption or conversion, will be withdrawn on the scheduled maturity date of May 31, 2006. The 'BBB-' corporate credit rating has taken into account the potential contingent liabilities that may arise from all outstanding litigation cases.

About Standard & Poor's

Standard & Poor's is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data, and valuations. With 6,300 employees located in 20 countries, Standard & Poor's is an essential part of the world's financial infrastructure and provides investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. In Australia, we have been voted INSTO "Rating Agency of the Year" for the sixth year running. For more information, visit www.standardandpoors.com.au."

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.


ARISTOCRAT

AMENDMENT OF CONSTITUTION

Sydney, 8 May 2005

At the Annual General Meeting of Aristocrat Leisure Limited (ASX: ALL) ("Aristocrat") on 2 May 2006, it was resolved by special resolution to amend the Company's Constitution effective as of the close of the meeting.

A copy of the Company's Constitution, as amended, has been lodged with this notice.

Enquiries

Legal : John Carr-Gregg (612) 9413 6666
Company Secretary

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

Constitution

Amended Constitution adopted by Shareholders at Annual General Meeting on 3 May, 2005 and amended on 2 May, 2006.

ARISTOCRAT LEISURE LIMITED

ABN 44 002 818 368

Constitution

Amended Constitution adopted by Shareholders at Annual General Meeting on 3 May, 2005 and amended on 2 May, 2006.

CONTENTS OF CONSTITUTION

Corporations Act 2001

Constitution
of
Aristocrat Leisure Limited

ABN 44 002 818 368

A Company Limited by Shares

1. Preliminary

Definitions

1.1 The following words have these meanings in this Constitution unless the contrary intention appears:

Alternate Director means a person appointed as an alternate Director under clause 14.8;

ASTC has the meaning given to it in the Listing Rules;

ASX means Australian Stock Exchange Limited;

ASX Market Rules means the Market Rules of ASX;

Auditor means the appointed auditor of the Company;

CHESS means Clearing House Electronic Subregister System;

CHESS Approved Securities means securities of the Company which are subject to the CHESS Rules;

CHESS Rules means the ASTC Settlement Rules and the provisions of the Corporations Act, Listing Rules, ASX Market Rules and ACH Clearing Rules concerning the electronic share registration and transfer system;

CHESS Subregister has the meaning given to it in the CHESS Rules;

Company means Aristocrat Leisure Limited;

Constitution means this constitution, as amended from time to time, and a reference to a particular clause means a clause of this Constitution;

Controller has, in relation to a Restriction Agreement, the meaning given to it in the Listing Rules;

Corporate Records means:

(a) all written communication to the Directors from the Company and any subsidiary including, but not limited to, monthly management reports, board papers, submissions, minutes,

letters, memoranda, board sub-committee papers and other documents made available to the Directors or referred to in any of the above documents;

(b) periodic and management accounts, forecasts and budgets;

(c) corporate and tax returns, statutory registers and records,

of the Company and any subsidiary;

Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time;

Director means a person holding office as a director of the Company, and where appropriate includes an Alternate Director;

Directors means all or some of the Directors acting as a board;

Executive Director means a person appointed as an executive Director under clause 14.29 (other than the Managing Director);

Gaming Authority means all government authorities and the National Indian Gaming Commission of the United States or other aboriginal or tribal authority which issues or grants any Licence or approval or admits persons to any roll or list necessary or appropriate for the lawful operation of gaming and related businesses now or at any time in the future engaged in by the Company or its subsidiaries;

Gaming Laws means the laws, regulations and administrative declarations made by a government or Gaming Authority in any jurisdiction in which the Company or any of its subsidiaries operates from time to time or has lodged an application to operate which has not been withdrawn;

Licence means a licence or other regulatory approval (including without limitation admission to a roll or list) necessary for the lawful operation of gaming and related businesses now or in the future engaged in by the Company or any subsidiary in any jurisdiction issued or given by a Gaming Authority;

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Managing Director means a person appointed as a managing director under clause 14.29;

Marketable Parcel has the meaning given to it in the ASX Market Rules;

Officer has the meanings given in clauses 12.25 and 23 respectively;

Prescribed Interest Rate means the rate determined by the Directors for the purpose of this Constitution and, in the absence of such a determination, means 8.75% per annum;

Register means the register of shareholders of the Company and includes a branch register or CHESS Subregister;

Registered Office means the registered office of the Company;

Representative means a person appointed to represent a corporate Shareholder at a general meeting of the Company in accordance with the Corporations Act;

Restricted Security has the meaning given to it in the Listing Rules;

Restriction Agreement means a restriction agreement between the Company, a Shareholder and, if relevant, a Controller under the Listing Rules;

Secretary means a person appointed to perform the duties of secretary of the Company;

Shareholder means a person entered in the Register as a holder of shares in the capital of the Company;

Small Shareholder means a Shareholder in whose name the number of shares is less than a Marketable Parcel.

Interpretation

1.2 In this Constitution, unless the contrary intention appears:

(a) words importing any gender include all other genders;

(b) the word person includes a firm, a body corporate, an unincorporated association or an authority and vice versa;

(c) the singular includes the plural and vice versa;

(d) a reference to a law includes regulations and instruments made under the law; and

(e) a reference to a law or a provision of a law, includes amendments, re-enactments or replacements of that law or the provisions;

(f) a reference to writing, written matter, notice, service, notification, sending, communicating, executing or signing or other act are to be interpreted broadly to include electronic format and electronic communication and authorisation of such communication (except where contrary to law or the Listing Rules); and

(g) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning.

1.3 Unless the contrary intention appears in this Constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act or the Listing Rules or the Gaming Laws, the same meaning as in that provision of the Corporations Act or Listing Rules or Gaming Laws.

1.4 Headings are inserted for convenience and do not affect the interpretation of this Constitution.

Application

1.5 (a) A reference to the Listing Rules, the CHESS Rules and ASX in this Constitution (including any obligation on the Company, the Shareholders or the Directors to comply with the Listing Rules or the CHESS Rules) has effect if, and only if, at the relevant time the Company is admitted to the official list of ASX.

(b) For the purposes of this Constitution, if the provisions of:

(i) the Corporations Act and the Listing Rules;

(ii) the Corporations Act and the CHESS Rules; or

(iii) the Corporations Act and this Constitution,

conflict on the same matter, the provisions of the Corporations Act prevail.

(c) A reference to the Listing Rules or the CHESS Rules is to the Listing Rules or the CHESS Rules in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

Replaceable Rules not to apply

1.6 The replaceable rules of the Corporations Act do not apply to the Company.

Primacy of Listing Rules

1.7 If the Company is admitted to the official list of ASX, the following clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision, to the extent of the inconsistency.

Other securities

1.8 The provisions of this Constitution apply, to the extent applicable, to other securities of the Company including as if all references to "shares" and "Shareholders" were to "securities" and "securityholders" respectively.

Preservation

1.9 The adoption of this Constitution does not prejudice any act or omission under or in relation to the earlier articles of association or memorandum or constitution and all acts done or appointments made continue unaffected.

2. Share capital and variation of rights

Directors to issue shares

2.1 The Directors control the issue of shares in the capital of the Company. The Directors may issue shares to such persons at such times and on such terms and conditions and having attached to them such preferred, deferred or other special rights, obligations or restrictions, whether with regard to dividend, voting, return of capital, payment of calls or otherwise, as the Directors think fit.

2.2 The Directors have the right to grant to any persons options or other securities with rights of conversion to shares for any consideration and for any period.

2.3 The Directors may not issue any shares in the Company to any person if:

(a) the issue would have the effect of transferring a controlling interest in the Company in breach of the Corporations Act or Listing Rules, unless the Company in general meeting has approved the issue in accordance with any requirements of the Corporations Act or Listing Rules; or

(b) the Directors are aware that the issue would result in a contravention by the Company or a subsidiary of the provisions of the Gaming Laws.

2.4 (DELETED).

Variation of rights

2.5 If the share capital is divided into different classes of shares, the rights attached to a class may be varied or cancelled in accordance with the Corporations Act, the Listing Rules and the terms of issue of that class of shares.

2.6 The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with the necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by two persons entitled to vote on the matter; and

(b) any holder of shares of the class, present in person or by proxy, or attorney or Representative appointed under clause 11.1 may demand a poll.

2.7 (a) Subject to clause 2.7(b), the rights conferred on the holders of the shares of any class are not deemed to be varied by the creation or issue of further shares or the conversion of existing shares to shares ranking equally with the first-mentioned shares unless otherwise:

(i) expressly provided by the terms of issue of the first-mentioned shares; or

(ii) required by the Corporations Act.

(b) Where shares are preference shares, the rights conferred on the holders of the preference shares of a class are deemed to be varied by the creation or issue of further shares (or the conversion of existing shares) to shares ranking equally with the first-mentioned shares unless expressly provided to the contrary by the terms of issue of the first-mentioned preference shares.

Adjustments

2.8 The Directors may do anything which they consider desirable to give effect to any resolution or other action authorising or effecting the alteration of the share capital of the Company or the variation or abrogation of rights attaching to any class of shares or to adjust the rights of all parties and, in particular, may (without limitation):

(a) round or disregard any fraction of shares or any fractional entitlement;

(b) sell fractions of shares or fractional entitlements and distribute the proceeds of sale;

(c) issue any fractional certificate required; and

(d) determine that as between the holders of shares or other entitlements one or more of them has a preference or special

advantage as regards dividend, capital, voting or otherwise.

2.9 (DELETED).

Recognition of interests

2.10 Except as required by law, the CHESS Rules or any other clause of this Constitution, the Company:

(a) is entitled to treat the person whose name appears in the Register as the holder of that share; and

(b) is not required to recognise a person as holding a share on any trust.

2.11 Except as required by law, the CHESS Rules or any other clause of this Constitution, the Company is not required to recognise any equitable, contingent, future or partial interest in any share or unit of a share or any other right in respect of a share except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right concerned.

Certificates and CHESS statements

2.12 Subject to clause 2.13, the Company must issue to each Shareholder and optionholder one or more certificates for the securities held by the person.

2.13 Notwithstanding any other provision of this Constitution:

(a) the Company need not issue a certificate; and

(b) the Company may cancel any certificate without issuing a certificate in substitution, in respect of any shares or options of the Company in any circumstances where the non-issue of that certificate is permitted by law or, for so long as the Company is admitted to the official list of ASX, the Listing Rules and the CHESS Rules; and

(c) where clause 2.13(a) applies:

(i) the Company must issue a statement of holdings as required by the CHESS Rules; and

(ii) any reference to a certificate in this Constitution is to be disregarded in relation to that share or option.

2.14 For shares or options in the Company held by several persons, the Company is not bound to issue more than one certificate or statement of holdings and delivery of a certificate or statement of holdings issued to any one of those persons is sufficient delivery to all of them.

2.15 Subject to clause 2.13, where a certificate is lost or destroyed, the Company must issue a duplicate certificate in accordance with the Corporations Act and the Listing Rules.

2.16 Where a certificate is defaced or worn out and is produced to the Company and, if required by the Directors, the Company is paid an amount determined by them (which amount may not be more than the amount prescribed for the purposes of the Corporations Act), the Company may cancel that certificate and issue a new certificate in substitution.

2.17 The Company must comply with the CHESS Rules in relation to any CHESS Approved Securities.

2.18 The Company must ensure that all certificates and statements of holding contain a legend which discloses the rights of the Company to disenfranchise Shareholders and restrict voting and dividend rights as provided for in clause 8.

3. Lien

Lien on share

3.1 The Company has a first and paramount lien on:

(a) every partly paid share for all money, whether presently payable or not, called or payable at a fixed time in respect of that share and the lien extends to all dividends, rights and other distributions from time to time declared, paid or made in respect of that share;

(b) all partly paid shares registered in the name of a Shareholder for all money which the Company may be called on by law to pay in respect of the shares of that Shareholder; and

(c) each share for all money owed by any person in respect of financial accommodation given to that person under an employee incentive scheme (as that term is defined in the Listing Rules) in connection with the acquisition by that or any other person of any shares and the lien extends to all dividends, rights and other distributions from time to time declared, paid or made in respect of that share.

3.2 Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any share registered in the name of a Shareholder (whether solely or jointly with others) or in respect of any dividends or other moneys paid or due or payable or which may become due or payable to that Shareholder by the Company on or in respect of any such shares then the Company:

(a) is fully indemnified by that Shareholder or that Shareholder's executor or administrator from all such liability;

(b) has a lien on the shares registered in the name of that Shareholder for all money paid or payable by the Company in respect of such shares under or in consequence of any such law together with interest at the Prescribed Interest Rate;

(c) has a lien on all dividends, rights and other moneys or distributions payable in respect of the shares registered in the name of the Shareholder for all moneys paid or payable by the Company in respect of such shares or in respect of such dividends or other moneys under or in consequence of any such law together with interest at the Prescribed Interest Rate and may deduct or set off against any such dividends or other moneys any of the moneys paid or payable by the Company and interest;

(d) may recover as a debt due from the Shareholder or the Shareholder's executor or administrator wherever constituted or situated any moneys paid by the Company under any such law;

(e) if any such money is paid or payable by the Company under any such law, may:

(i) if the securities are CHESS Approved Securities, apply a holding lock to the shares under the CHESS Rules; or

(ii) otherwise, refuse to register a transfer of any shares until such money and interest have been set off or deducted or have been otherwise paid to the Company; and

(f) if the Company applies a holding lock to CHESS Approved Securities under clause 3.2(e)(i) it must notify the holder of the affected shares in accordance with the CHESS Rules.

Nothing in this Constitution prejudices or affects any right or remedy which any law may confer on the Company and as between the Company and every such Shareholder, that Shareholder's executors, administrator and estate wherever constituted or situated any right or remedy which that law confers on the Company is enforceable by the Company.

3.3 The Directors may at any time exempt a share wholly or in part from the provisions of clauses 3.1 and 3.2.

3.4 The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the claim to the transferee.

3.5 The Company may do anything necessary or desirable under the CHESS Rules to protect any lien, charge or other right to which it is entitled to under law or this Constitution.

Sale under lien

3.6 A share on which the Company has a lien may be sold by the Company in such manner as the Directors think fit as if the share was forfeited provided that:

(a) a sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder for the time being of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out, and demanding payment of, such part of the amount in respect of which the lien exists as is presently payable.

Transfer on sale under lien

3.7 For the purpose of giving effect to a sale mentioned in clause 3.6, the Company may receive the consideration (if any) given for the share so sold and may execute a transfer of the share sold in favour of the person to whom the share is sold.

3.8 The Company must register the transferee as the holder of the share comprised in any such transfer and the transferee is not bound to see to the application of the purchase money.

3.9 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the sale of the share.

Proceeds of sale

3.10 The proceeds of a sale mentioned in clause 3.7 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue (if any) must (subject to any like lien for sums not presently payable that existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

4. Calls on shares

Directors to make calls

4.1 The Directors may make calls on a Shareholder in respect of any money unpaid on the shares of that Shareholder. Calls must be made in accordance with the Listing Rules, the Corporations Act and, in the case of CHESS Approved Securities, if applicable, the CHESS Rules.

4.2 A call may be made payable by instalments.

4.3 The Directors may revoke or postpone a call.

Time of call

4.4 Subject to clause 4.9, a call is deemed to be made at the time when the resolution of the Directors authorising the call is passed.

Shareholders' liability

4.5 Each Shareholder must pay to the Company the amount called on the shares at the time or times and place specified as relevant, either:

(a) by the Directors; or

(b) by the terms of issue of a share.

4.6 The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

4.7 The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Shareholder does not invalidate the call.

Interest on default

4.8 If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum to the time of actual payment at the Prescribed Interest Rate. The Directors may waive payment of that interest wholly or in part.

Fixed instalments deemed calls

4.9 Any sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date, is deemed for the purposes of this Constitution to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

Differentiation between shareholders as to calls

4.10 The Directors may, on the issue of shares, differentiate between the holders of different classes of shares as to the amount of calls to be paid and the times of payment.

Prepayment of calls

4.11 The Directors may accept from a Shareholder the whole or a part of the amount unpaid on a share although no part of that amount has been called.

4.12 The Directors may authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the Prescribed Interest Rate, as is agreed on between the Directors and the Shareholder paying the sum.

5. Transfer of shares

Forms of instrument of transfer

5.1 Subject to this Constitution, a Shareholder may transfer all or any of the Shareholder's shares by:

(a) in the case of CHESS Approved Securities, in accordance with the CHESS Rules;

(b) instrument in writing in any usual or common form or in any other form that the Directors approve; or

(c) any other electronic system established or recognised by the Listing Rules in which the Company participates, in accordance with the rules of that system.

Registration procedure

5.2 If a CHESS Approved Security is to be transferred then the procedure set down by the CHESS Rules is to be observed.

5.3 If an instrument of transfer is to be used to transfer shares in accordance with clause 5.1(b) then the instrument of transfer must be:

(a) executed by or on behalf of both the transferor and the transferee unless:

(i) it is a sufficient transfer of marketable securities within the meaning of the Corporations Act; or

(ii) the instrument of transfer is to be used to transfer fully paid shares, in which case the instrument of transfer is not required to be executed by the transferee; and

(b) left for registration at the share registry of the Company, accompanied by the information the Directors properly require to show the right of the transferor to make the transfer,

and in that event the Company must, subject to clause 8, the powers vested in the Directors by this Constitution and any applicable law, register the transferee as a Shareholder.

5.4 Subject to the CHESS Rules, a transferor of shares remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the shares. A transfer of shares does not pass the right to any dividends declared on the shares until such registration, except as provided by the CHESS Rules.

5.5 The Company must register all proper ASTC transfers, paper based registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except where the issue of a certificate is to replace a lost or destroyed certificate.

Directors powers to decline to register

5.6 The Directors may decline to register any transfer of shares if the Listing Rules or CHESS Rules permit the Company to do so.

5.7 The Company must decline to register any transfer of shares:

(a) if the Corporations Act or Listing Rules require the Company to do so;

(b) if required under clause 5.18(b); or

(c) if required under clause 24.1.

5.8 If in the exercise of their rights under clauses 5.6 and 5.7 the Directors refuse to register a transfer of shares they must give written notice in accordance with the Listing Rules of the refusal to the transferee and the broker lodging the transfer (if any). Failure to give such notice will not invalidate the decision of the Directors.

Closure of the Register

5.9 If permitted by the Listing Rules and CHESS Rules, the registration of transfers may be suspended at such times and for such periods as the Directors from time to time determine, not exceeding in the whole 30 days in any year. Closure of the Register must be effected in accordance with the Listing Rules and the CHESS Rules.

Auditing of Register

5.10 For so long as the Company is admitted to the official list of ASX, the Register must be audited as required by the Listing Rules and CHESS Rules.

Company to retain instrument of transfer

5.11 The Company must retain every instrument of transfer which is registered for such period as the Directors determine.

5.12 If the Directors refuse registration of a transfer the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

Branch register

5.13 The Company may maintain a branch register of Shareholders and the Directors may make provisions for transfer of shares of the Company between the Register and branch registers.

Subregisters

5.14 The Company will:

(a) authorise ASTC as its agent to establish and administer a CHESS Subregister; and

(b) establish and administer an issuer sponsored Subregister (as defined in the Listing Rules),

for shares of the Company to the extent required by the Corporations Act, the Listing Rules and the CHESS Rules.

5.15 The Company will not provide for a certificated Subregister (as defined in the Listing Rules) in contravention of the Listing Rules.

5.16 The Company will comply with all obligations imposed on the Company under the Listing Rules and the CHESS Rules in respect of transfers of securities of the Company from one Subregister of the Register to another Subregister of the Register.

Powers of attorney

5.17 Any power of attorney granted by a Shareholder which empowers the donee to transfer shares and is lodged, produced or exhibited to the Company or any officer of the Company:

(a) will be taken and deemed to continue to remain in full force and effect as between the Company and the grantor of that power; and

(b) may be acted on, until express notice in writing that it has been revoked or notice of the death of the grantor has been given to and lodged either with the Company or at the place where the Register is kept.

Restricted Securities

5.18 Except as permitted by the Listing Rules or the ASX:

(a) the registered holder of a share which is a Restricted Security must not dispose of that share during the escrow period specified in the Restriction Agreement in respect of that share; and

(b) the Company will refuse to acknowledge a disposal (including registering a transfer) of a share which is a Restricted Security during the escrow period specified in the Restriction Agreement in respect of that share.

6. Transmission of shares

Transmission of shares on death of holder

6.1 In the case of the death of a Shareholder:

(a) the survivor or survivors where the deceased was a joint holder; or

(b) the legal personal representatives of the deceased where the deceased was a sole holder,

are the only persons recognised by the Company as having any title to the deceased's interest in the shares, but this clause does not release the estate of a deceased joint holder from any liability in respect of a share that had been jointly held by the deceased with other persons.

Right to registration on death or bankruptcy

6.2 Subject to the Bankruptcy Act 1966, a person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder may, on such information being produced as is properly required by the Directors, either elect to be registered as holder of the share or nominate another person to be registered as the transferee of the share. Where the surviving joint holder becomes entitled to a share in consequence of the death of a Shareholder the Directors must, on satisfactory evidence of that death being produced to them, direct the Register to be altered accordingly.

6.3 If the person becoming entitled elects to be registered as holder of the share under clause 6.2, the person must deliver or send to the Company a notice in writing signed by the person, in such form as the Directors approve, stating that the person so elects.

6.4 If the person becoming entitled nominates another person to be registered as the transferee of the share under clause 6.2, the person must execute a transfer of the share to the other person.

6.5 All the limitations, restrictions and provisions of this Constitution relating to the right to transfer, and the registration of transfer of, shares are applicable to any such notice or transfer as if the death or bankruptcy of the Shareholder had not occurred and the notice or transfer was a transfer signed by that Shareholder.

Effect of transmission

6.6 If the registered holder of a share dies or becomes bankrupt, the personal representative or the trustee of the estate of the registered holder, as the case may be, is, on the production of such information as is properly required by the Directors, entitled to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if the registered holder had not died or become bankrupt.

6.7 If two or more persons are jointly entitled to any share in consequence of the death of the registered holder, they are, for the purpose of this Constitution, deemed to be joint holders of the share.

7. Forfeiture of shares

Notice requiring payment of call

7.1 If a Shareholder fails to pay a call or instalment of a call on the date appointed for payment of the call or instalment, the Directors may, at any time after that date during such time as any part of the call or instalment remains unpaid, serve a notice on the Shareholder requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that may have been incurred by the Company by reason of such non-payment.

7.2 The notice must name a further date, not earlier than the expiration of 14 days from the date of service of the notice, on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for failure to comply with notice

7.3 Any share in respect of which the notice under clause 7.1 has been complied with may at any time before the payment required by the notice has been made be forfeited by a resolution of the Directors to that effect.

7.4 A forfeiture under clause 7.3 includes all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

7.5 A share forfeited under clause 7.3 may be sold, re-issued or otherwise disposed of to whom and on such terms and conditions, subject to the Corporations Act and the Listing Rules, as the Directors think fit.

7.6 If any share is forfeited under clause 7.3 notice of the forfeiture must be given to the Shareholder holding the share immediately prior to the forfeiture and an entry of the forfeiture with the date of the forfeiture must be made in the Register.

7.7 The Directors may accept the surrender of any share which they are entitled to forfeit on such terms as they think fit and any share so surrendered is deemed to be a forfeited share.

Cancellation of forfeiture

7.8 At any time before a sale or disposition of a share, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

Effect of forfeiture on former holder's liability

7.9 A person whose shares have been forfeited:

(a) ceases to be a Shareholder in respect of the forfeited shares and loses all entitlement to dividends on the shares;

(b) remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares (plus interest at the Prescribed Interest Rate) from the date of forfeiture and also expenses owing; and

(c) the person's liability ceases if and when the Company receives payment in full of all the money, including interest and expenses, payable in respect of the shares.

Evidence of forfeiture

7.10 A statement in writing declaring that the person making the statement is a Director or a Secretary of the Company, and that a share in the Company has been forfeited in accordance with this Constitution on the date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

Transfer of forfeited share

7.11 The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of.

7.12 On the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

7.13 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

Forfeiture applies to non-payment of instalment

7.14 The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, as if that sum had been payable by virtue of a call duly made and notified.

7A. Non-Marketable Parcels

Notice

7A.1 The Directors may give a notice ("**Notice**") to Small Shareholders:

(a) advising each of those Small Shareholders of the Directors' intention to invoke the procedure provided for in this clause 7A ("**Procedure**");

(b) requiring the Small Shareholder to advise the Company by a specified date, being not less than 6 weeks after the date of service of the Notice ("**Relevant Date**") whether the Small Shareholder elects that the provisions of this clause 7A are not to apply to those shares; and

(c) stating that the shares referred to in the Notice will be liable to be sold after the Relevant Date unless by the Relevant Date the Small Shareholder advises the Company that the provisions of this clause 7A are not to apply to the shares (in which case the shares will not be sold by the Company).

Newspaper to be circulated

7A.2 Within 21 days after the Notice is despatched, notice of the intention of the Directors to sell shares held by Small Shareholders in accordance with the provisions of this clause 7A must be published in a newspaper circulating generally throughout Australia.

No sale

7A.3 Every Small Shareholder on whom a Notice has been served may, by notice in writing addressed to the Company and delivered to the Company's share registry before the Relevant Date, require the Company not to sell that Small Shareholder's shares in accordance with this clause 7A in which event no sale of that Small Shareholder's shares will take place.

Company may sell shares

7A.4 If the Small Shareholder does not advise the Company by the Relevant Date that the provisions of this clause 7A are not to apply to the shares referred to in the Notice, any of those shares may be sold by the Company after the Relevant Date.

Sale on market

7A.5 Any shares to be sold pursuant to this clause 7A may be sold on-market on the terms, in the manner and at the time determined by the Directors and, for the purposes of a sale pursuant to this clause 7A, the Small Shareholder:

(a) appoints the Company the Small Shareholder's agent for sale;

(b) authorises the Company to instruct a broker to effect, on the Small Shareholder's behalf, a transfer document to transfer shares to be sold; and

(c) appoints the Company and its Directors from time to time jointly and severally as the Small Shareholder's attorneys in that Small Shareholder's name and on that Small Shareholder's behalf to effect a transfer document or take any other steps as they or any of them may consider appropriate to transfer shares so sold.

Transferee

7A.6 The transferee will not be bound to see to the regularity of proceedings or to the application of the purchase money and after the transferee's name has been entered in the Register in respect of the shares acquired pursuant to this clause 7A, the validity of the sale will not be impeached by any person.

Title of transferee

7A.7 The title of the transferee to shares acquired pursuant to this clause 7A is not affected by any irregularity or invalidity in connection with the sale of shares to the transferee.

Company to receive consideration

7A.8 The Company will receive the consideration (if any) given on any sale of shares pursuant to this clause 7A.

Sale consideration

7A.9 (a) Subject to clause 7A.9(d), the proceeds of any sale of shares pursuant to this clause 7A less any unpaid calls and interest ("**Sale Consideration**") will be paid to the relevant Small Shareholder or as that Small Shareholder may direct.

(b) The Sale Consideration received by the Company in respect of all shares sold pursuant to this clause 7A will be paid into a bank account opened and maintained by the Company for the purposes of this clause 7A or, if the Directors so decide, such moneys may be used by the Company until they become payable to the relevant Small Shareholders.

(c) The Company will hold the Sale Consideration on trust for the Small Shareholder whose shares are sold pursuant to this clause 7A (or, if the Directors so decide, such moneys may be used by the Company until they become payable to the relevant Small Shareholder) and will notify the Small Shareholder in writing that the Sale Consideration in respect of the Small Shareholder's shares has been received by the Company and is being held by the Company pending instructions from the Small Shareholder as to how it is to be dealt with.

(d) If there is a certificate relating to the shares, the proceeds of any sale will not be sent until the Company has received the certificate or is satisfied that the certificate has been lost or destroyed.

Company to bear costs

7A.10 The Company will bear all costs, including brokerage and stamp duty, associated with the sale of any share pursuant to this clause 7A or procure the purchaser to bear such costs.

Procedure invoked every 12 months

7A.11 The Procedure may only be invoked once in any 12 month period.

Takeover

7A.12 The power of the Company to sell such shares lapses following the announcement of any takeover (as defined in the Listing Rules). However the procedure may be recommenced after the close of offers made under the takeover.

8. Gaming Regulation – Limitation on Ownership

Background

8.1 The Gaming Laws impose a number of conditions and restrictions on persons having influence over or financial interests in a body corporate which holds a Licence. Compliance with those conditions and restrictions is essential as a failure to comply may lead to severe hardship and penalties to the body corporate including loss of a Licence held by a licensee.

8.2 In order to protect the Company's investments in subsidiaries and other corporations that hold or may hold Licences, it is necessary for the Company to regulate the holding of shares in the Company in the manner set out in this clause 8.

8.3 The Company's participation in any computerised or electronic system established or recognised by the Corporations Act, the CHESS Rules or the Listing Rules for the purpose of facilitating dealings in shares (including without limitation, electronic registration of transfers of shares) may limit the Company's ability to restrict registration of transfers of shares prior to the Company being satisfied that there would be no breach of the Gaming Laws. Accordingly this clause 8 contains provisions consistent with the requirements of the Gaming Laws which entitle the Directors in certain circumstances to disenfranchise a person's rights and powers in relation to shares registered in a person's name and to order the divestiture of those shares.

8.4 The Company and its Shareholders acknowledge and recognise that the exercise of the powers given to the Company and its Directors under this clause 8 may cause individual Shareholders considerable financial disadvantage but the Company and the Shareholders acknowledge that such a result is necessary to preserve the value of the Company's Licences or investments in any subsidiary company or other corporation that holds or may hold a Licence.

8.5 The powers conferred under this clause 8 are to be interpreted widely, however, these are subject to the Listing Rules. In exercising the powers under this clause 8, the Directors are entitled to have sole regard to the interests of the Company and its subsidiaries and may disregard any loss or disadvantage that may be suffered by individual Shareholders affected by the exercise of those powers. Shareholders acknowledge that they have no right of action against the Directors or the Company for any loss or disadvantage incurred by them as a result, whether directly or indirectly, of the Directors exercising the powers under this clause 8.

8.6 The provisions of this clause 8 cease to have effect at any time during which neither the Company nor any subsidiary is the holder of a Licence or has applied for a Licence.

Ineligible Shareholders

8.7 A person is not eligible to hold or continue to hold shares in the Company if, because of holding those shares and any other relevant circumstance, the Company or its subsidiaries would contravene or continue to contravene any one or more of the provisions of the Gaming Laws.

8.8 A person is not eligible to hold or continue to hold shares in the Company if, because of holding those shares and any other relevant circumstance, a Licence would be revoked, suspended, not granted or made subject to a condition or conditions that would have a material adverse effect on the operations of the relevant licensee.

General Right to Require Information

8.9 A person holding shares in the Company must, if required by the Company from time to time and at any time, furnish to the Company within 28 days of being requested by the Company to do so (or within such longer period as the Directors notify) a statutory declaration made by that person, or, in the case of a corporation by a director or secretary of that corporation, in a form approved by the Directors setting out such information which in the reasonable opinion of the Directors is necessary for the Directors to determine the eligibility of that person or corporation to continue to hold shares in the Company having regard to the provisions of the Gaming Laws, the conditions attached to any Licence, the maintenance in good standing of all Licences and the provisions of clauses 8.7 - 8.8. If the statutory declaration requested by the Company has not been received by the Company within 21 days of being requested, the Company must immediately send a reminder notice to the relevant Shareholder, provided that a failure by the Company to give a reminder notice in accordance with this clause will not invalidate the process.

Powers of Company to Dispose – Disposal Notice

8.10 If a Shareholder fails to comply with the requirements of clause 8.9 or if a Shareholder is not eligible to hold or continue to hold shares in the Company under clauses 8.7 or 8.8, the Directors may give notice in writing ("**Disposal Notice**") to the Shareholder requiring that all or some of the shares held by that Shareholder, as specified in the Disposal Notice ("**Disposal Shares**") must be disposed of within 30 days or such longer period as is specified in the Disposal Notice or as agreed between the Company and the Shareholder

(**"Initial Disposal Period"**), provided that no Disposal Notice may be given in relation to clauses 8.7 and 8.8 unless and until 10 days notice in writing of the grounds intended to be relied on in the Disposal Notice has been sent to the Shareholder. The Company is to advise the Shareholder of the suspension of all dividend and voting rights as set out in clause 8.19, provided that failure to give such suspension advice will not affect the operation of clause 8.19.

Company may sell or buy-back

8.11 If the Shareholder does not comply with the Disposal Notice within the Initial Disposal Period, then the Company may, at its election, sell or buy-back the Disposal Shares or sell some and buy-back some of the Disposal Shares. For that purpose, the Directors may appoint such persons as they decide, on behalf of the Shareholder, to execute any documents, carry out any procedures and do all such things as may be required or necessary to carry out and give effect to the sale and/or buy-back and transfer of the Disposal Shares and to receive and to give good discharge for the purchase price of the Disposal Shares.

Sale when shares quoted on ASX

8.12 If the Company decides that any of the Disposal Shares are to be sold pursuant to clause 8.11, then, if the Disposal Shares are quoted on ASX and remain so quoted (apart from a temporary suspension not exceeding 15 trading days) until those Disposal Shares have been sold, such Disposal Shares may be sold on market or off market as the Company in its sole discretion decides. In that case:

(a) Sale on market

if the Disposal Shares are sold on market then they must be sold in the ordinary course of trading having regard to the number of Disposal Shares (at such times as the Directors may decide in their absolute discretion) on ASX within 30 trading days following expiry of the Initial Disposal Period or within such longer period, if any, as the Directors may determine having regard to the number of Disposal Shares and any unusual circumstances including but not limited to volatility, any suspension of the shares in the Company, lack of turnover on ASX or such other special circumstances, if any, as the broker appointed to give effect to the sale of the Disposal Shares may notify to the Company in writing provided that the selling price will be not less than the weighted average market price of a share in the Company sold on ASX during the Initial Disposal Period;

(b) Sale off market

if the Disposal Shares are sold off market, then the purchase price will not be less than the weighted average market price of a share in the Company sold on ASX during the Initial Disposal Period. In that case, the Disposal Shares may be disposed of within 30 trading days following expiry of the Initial Disposal Period, or within such longer period, if any, as the Directors may determine having regard to the number of Disposal Shares and any unusual circumstances of the kind referred to in clause 8.12(a), to such persons as the Directors in their sole discretion decide.

Sale when shares not quoted on ASX

8.13 If the Company decides that the Disposal Shares are to be sold pursuant to clause 8.11, and the Disposal Shares are not quoted on ASX or cease to be quoted on ASX before all of them have been sold (unless the Disposal Shares are sold off market as contemplated in clause 8.12(b) above), then such Disposal Shares may be sold (at the discretion of the Directors in all respects) either by:

(a) Private treaty

by private treaty to such third parties as the Company decides in which event the price for the Disposal Shares shall be the price determined in terms of clauses 8.14 or 8.15, as the case may be, and the Disposal Shares must be sold within 30 days following determination of the price in terms of clauses 8.14 or 8.15, as the case may be, or within such longer period, if any, as the Directors may determine having regard to the number of Disposal Shares and any other matters that the Directors wish to consider; or

(b) Auction

by auction in which event the price and procedure for sale shall be that determined in clause 8.16.

Price if sale by private treaty

8.14 If clause 8.13(a) applies, then the purchase price for the Disposal Shares shall be the greater of:

(a) Fair market value

the value that the Company determines, at its cost, as the fair market value of the Disposal Shares which are to be sold, on the basis of what a hypothetical, prudent, willing, but not anxious informed purchaser would be prepared to pay to a willing, but not anxious, informed vendor. The Company shall have regard to such factors as it believes are necessary to determine the fair market value including, but not limited to,

the future maintainable earnings of the Company, the nature and timing of future cash inflows and outflows and the discount factor to be applied to those cash flows, the price and quantity at which shares have been traded and the number of Disposal Shares to be sold; or

(b) Calculation based on Shareholders' funds

in relation to ordinary shares, the number of the Disposal Shares to be sold, multiplied by Shareholders' funds divided by the total number of shares on issue as determined by the Company, at its cost.

For the purpose of this clause 8.14, "Shareholders' funds" means the aggregate of:

(i) the amount paid up or credited as paid up on the issued share capital of the Company (excluding the amount paid up or credited as paid up on any shares or other security issued by the Company which give an entitlement to the holder to require their repurchase or redemption by the Company); and

(ii) the amount standing to the credit (or debit) of the capital and revenue reserves of the Company (including but not limited to amounts standing to the credit of capital reserves and revenue reserves and retained profits or losses),

less the value of all intangible assets (including goodwill, trade names, patents, future income tax benefits, underwriting and formation expenses, and other items of like nature).

Price determined by Auditor

8.15 If clause 8.13 or 8.16(c) applies and the Company does not determine the purchase price in terms of clause 8.14 and notify such determination to the Shareholder holding the Disposal Shares within 30 days following expiry of the Initial Disposal Period, or if having done so that Shareholder gives a written notice to the Company within 7 days of receipt of such determination disputing the amount so determined, then the price of the Disposal Shares will be determined by the Auditor on the same basis as in clause 8.14 if requested to do so by the Company or by that Shareholder. The Auditor must determine the purchase price within 14 days following receipt of such request. The determination of the Auditor, who shall act as an expert and not as an arbitrator, shall be final and binding on the Company and the Shareholder. The cost of such determination shall be borne by the Company.

Sale by auction

8.16 If the Company decides to sell the Disposal Shares by auction pursuant to clause 8.13, then the following provisions apply:

(a) the Disposal Shares must be offered for sale by public auction not more than 10 weeks after expiry of the Initial Disposal Period;

(b) the sale must be advertised not less than 14 and not more than 21 days before the day appointed for the sale in a daily newspaper circulating generally in Australia;

(c) the Directors may fix a reserve price being not less than the amount calculated by them in the manner described in clause 8.14;

(d) if a bid at least equal to the reserve price so fixed is not received then the Disposal Shares may be withdrawn from sale;

(e) a Disposal Share so withdrawn from sale or for which no bid is received at the sale may, at the discretion of the Directors:

(i) be disposed of in such manner and for such price as the Directors in their sole discretion decide provided that the price is no less than the amount calculated by them in the manner described in clause 8.14; or

(ii) may be bought back by the Company within a reasonable time following the date fixed for the auction for a price equal to the reserve price referred to in clause 8.16(c) if fixed.

Buy-back price and procedure

8.17 If the Company decides that any of the Disposal Shares are to be bought back pursuant to clause 8.11 then (unless clause 8.16(e)(ii) applies):

(a) if the Disposal Shares are quoted on ASX at the end of the Initial Disposal Period then the purchase price for the Disposal Shares to be bought back will be the weighted average market price of a share in the Company sold on ASX during the Initial Disposal Period;

(b) if the Disposal Shares are not quoted on ASX at the end of the Initial Disposal Period then the purchase price for them will be the price calculated, mutatis mutandis, as provided in clauses 8.14 and 8.15.

The Company must buy-back such Disposal Shares in compliance with the Corporations Act within a reasonable period following determination of the buy-back price.

Sale proceeds

8.18 The proceeds of the sale or buy-back of the Disposal Shares shall be applied:

(a) firstly in meeting all and any expenses of the sale or buy-back including, but not limited to stamp duty, brokers' fees, advertising costs, legal costs of the sale and the costs of determining the price of the Disposal Shares (except as otherwise provided for);

(b) the balance (if any) shall be paid to the Shareholder whose Disposal Shares have been sold or bought back.

Suspension of dividend and voting rights

8.19 All dividend and voting rights and any rights of participation or any right to compensation or remuneration in respect of any Disposal Shares shall be suspended immediately upon the issue of a Disposal Notice and shall remain suspended until the relevant Disposal Shares are sold or the reason for the giving of the Disposal Notice ceases to exist, as the case may be, provided that any buyer of the Disposal Shares shall not be entitled to any dividend which may have been declared unless the consideration for the sale takes account of the dividend (whether before or after the Disposal Notice) on the Disposal Shares but which has not been paid to the Shareholder holding the Disposal Shares by reason of this clause 8.19 which dividend shall be paid to the selling Shareholder unless such payment would contravene a Gaming Law or a Gaming Authority has, exercising a discretion under a Gaming Law, prohibited such payment in which event such dividend shall be deemed to be cancelled.

Position of purchaser

8.20 A person to whom Disposal Shares are sold or otherwise disposed of in terms of clause 8 is not bound to see to the regularity or validity of or to the application of the purchase money or consideration for any Disposal Shares and the title of such person to the Disposal Shares is not affected by any irregularity or invalidity in the exercise of any of the powers referred to in this clause 8 by the Company.

Compliance with Gaming Authority requirements

8.21 In the event that a Gaming Authority makes any requirement of a Shareholder in connection with the application for or maintenance of a Licence and the requirement is such that the Directors determine that the failure to meet such requirement would result in the Company failing to obtain a Licence, losing a Licence or being

made unable to renew a Licence and that Shareholder does not comply with such requirement or any associated requirement made by the Company within 30 days of the making of such requirement, that Shareholder's shares shall be deemed to cease to carry any right to vote until the earlier of sale of that Shareholder's shares to a person who or which is not associated with the Shareholder or the receipt by the Company of written confirmation of satisfaction of the relevant requirement by the relevant Gaming Authority whichever occurs first.

9. Alteration of capital

Company's power to alter capital

9.1 The Company may reduce or alter its share capital in any manner provided for by the Corporations Act. The Directors may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as they think fit.

9.2 (DELETED).

10. General meetings

Annual general meeting

10.1 Annual general meetings of the Company are to be held in accordance with the Corporations Act and the Listing Rules.

General meetings

10.2 By a resolution of the Directors, the Company may call a general meeting of the Company to be convened at the time and place or places (including at 2 or more venues using technology that gives shareholders a reasonable opportunity to participate) and in the manner determined by the Directors. No shareholder may convene a general meeting of the Company except where entitled under the Corporations Act to do so.

Notice of general meeting

10.3 Where the Company has called a general meeting, notice of the meeting may be given in the form and manner in which the Directors determine.

Contents of notice

10.4 A notice of general meeting must specify the matters required by the Corporations Act.

Omission to give notice

10.5 The non-receipt of notice of a general meeting by, or the accidental omission to give notice of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting.

Postponement or cancellation of meeting

10.6 The Directors may postpone or cancel any general meeting whenever they think fit, unless prohibited by the Corporations Act.

11. Proceedings at general meetings

Representation of Shareholder

11.1 Any Shareholder may be represented at any meeting of the Company by:

(a) a proxy;

(b) an attorney; or

(c) in the case of a body corporate which is a Shareholder, a Representative.

Unless the contrary intention appears, a reference to a Shareholder in this clause 11 means a Shareholder present in person, or by a proxy, or an attorney of a Shareholder or a Representative.

11.2 Except with the approval of the Directors, with the permission of the chair or if the Corporations Act so provides, no person may move at any meeting either any resolution (except in the form set out in the notice of meeting given) or any amendment of any resolution other than procedural resolutions.

Quorum

11.3 No business may be transacted at any general meeting unless a quorum is present at the commencement of the meeting comprising 10 Shareholders entitled to vote at the meeting. Shareholders participating in the meeting through the use of technology permitted by the Corporations Act shall be treated as present.

Failure to achieve quorum

11.4 If a meeting is convened on the requisition of Shareholders and a quorum is not present within half an hour from the time appointed for the meeting, the meeting must be dissolved.

11.5 If a meeting is convened in any other case and a quorum is not present within half an hour from the time appointed for the meeting:

(a) the meeting must be adjourned to the day, time and place the Directors determine or if no determination is made by them to the same day in the next week at the same time and place; and

(b) if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting:

(i) two Shareholders constitute a quorum; and

(ii) if two such Shareholders are not present - the meeting must be dissolved.

Appointment and powers of chair of general meeting

11.6 If the Directors have elected one of their number as chair of their meetings, that person must preside as chair at every general meeting.

11.7 If a general meeting is held and:

(a) a chair has not been elected by the Directors; or

(b) the elected chair is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

then the deputy-chair elected under clause 14.16 (if any) must act as chair of the meeting. If there is no deputy-chair or that person is absent or unable or unwilling to act, the Directors present must elect one of their number to be chair of the meeting, or, if no Director is present or if all Directors present decline to take the chair, the Shareholders present must elect one of their number to be chair of the meeting.

If during any general meeting the chair acting is unwilling to chair any part of the proceedings, the chair may withdraw during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be acting chair of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the acting chair is to withdraw and the chair is to resume as the chair the meeting. Where an instrument of proxy appoints the chair as proxy for the part of the proceedings for which

an acting chair has been nominated, the instrument of proxy is taken to be in favour of the acting chair for the relevant part of the proceedings.

11.8 The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the chair. The chair may make rulings without putting the question (or any question) to the vote if the chair considers action is required to ensure the orderly conduct of the meeting. The chair may require the adoption of any procedures which are in the chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll including the use of technology. The chair or a person acting with the chair's authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the chair or a person acting with the chair's authority considers appropriate. The chair or a person acting with the chair's authority may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the chair or a person acting with the chair's authority or any person who possesses an article which the chair or person acting with the chair's authority considers to be dangerous, offensive or liable to cause disruption. At any time the chair considers it necessary or desirable for the proper and orderly conduct of the meeting, the chair may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote. Any determination by the chair in relation to matters of procedure (including any procedural motions moved at, or put to, any meeting) or any other matter arising directly or indirectly from the business is final (including any procedural motions moved at, or put to, any meeting). Any challenge to a right to vote (whether on a show of hands or on a poll) or to a determination to allow or disregard a vote may only be made at the meeting and may be determined by the chair whose decision is final. If a person purports to cast a vote in contravention of the Corporations Act or Listing Rules, the chair may determine that the vote be disregarded and treated as not having been cast. Nothing contained in this rule limits the powers conferred on a chair by law.

Adjournment of general meeting

11.9 The chair may adjourn the meeting to a new day and time and/or place but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. If the chair exercises a right of adjournment of a meeting under this rule, the chair has the sole discretion to decide whether to seek the approval of the Shareholders to the adjournment and, unless the chair exercises that discretion, no vote may be taken by the Shareholders in respect of the adjournment.

11.10 When a meeting is adjourned for 21 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

11.11 Except as provided by clause 11.10, it is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

Voting at general meeting

11.12 At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded in accordance with the Corporations Act. No poll may be demanded on the election of a chair of a meeting or, unless the chair otherwise determines, the adjournment of a meeting. Unless a poll is properly demanded, a declaration by the chair that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Questions decided by majority

11.13 Subject to the requirements of the Corporations Act in relation to special resolutions, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

Poll

11.14 If a poll is properly demanded, it must be taken in the manner and at the time directed by the chair and the result of the poll is the resolution of the meeting at which the poll was demanded.

11.15 If the matter of an adjournment is properly put before the Shareholders for a vote, a poll demanded on such matter must be taken immediately.

11.16 A demand for a poll may be withdrawn. The demand for a poll does not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded.

Equality of votes

11.17 If there is an equality of votes, either on a show of hands or on a poll, the chair of the meeting is not entitled to a casting vote in addition to any votes to which the chair is entitled as a Shareholder or proxy or attorney or Representative.

Entitlement to vote

11.18 Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) on a show of hands every person present who is a Shareholder or a proxy, attorney or Representative has one vote; and

(b) on a poll every person present who is a Shareholder or proxy, attorney or Representative has, for each share that the person holds or represents, as the case may be:

(i) one vote for each fully paid share; and

(ii) that proportion of a vote for any partly paid share that the amount paid (not credited as paid) on the partly paid share bears to the total amount paid and payable (excluding amounts credited as paid) on the share. For this purpose amounts paid in advance of a call are ignored in calculating the proportion.

During a breach of the Listing Rules relating to Restricted Securities or during a breach of a Restriction Agreement the holder of the Restricted Securities is not entitled to any voting rights in respect of the Restricted Securities.

Joint Shareholders' vote

11.19 In the case of joint holders of a share in the Company the vote of the senior who tenders a vote, whether in person or by proxy, attorney or Representative, must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the Register.

Class meetings

11.19A All the provisions of this Constitution as to general meetings apply to any special meeting of any class of Shareholders which may be held under the operation of this Constitution or the Corporations Act.

Vote of Shareholder of unsound mind

11.20 If a Shareholder is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health then the Shareholder's committee or trustee or such other person as properly has the management of the Shareholder's estate may exercise any rights of the Shareholder in relation to a general meeting as if the committee, trustee or other person were the Shareholder.

Effect of unpaid call

11.21 A Shareholder is not entitled to vote at a general meeting unless all calls and other sums presently payable by the Shareholder in respect of the Shareholder's shares in the Company have been paid.

Objection to voting qualification

11.22 An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered. Any such objection must be referred to the chair of the meeting, whose decision is final. A vote not disallowed under such an objection is valid for all purposes.

Appointment of proxy

11.23 A Shareholder who is entitled to attend and vote at a meeting of the Company may appoint a proxy to attend and vote for the shareholder in accordance with the Corporations Act but not otherwise. A proxy appointed in accordance with the Corporations Act to attend and vote may exercise the rights of the Shareholder on the basis and subject to the restrictions provided in the Corporations Act but not otherwise. A form of appointment of a proxy is valid if it is in accordance with the Corporations Act or in any form (including electronic) which the Directors may prescribe or accept. Any appointment of a proxy which is incomplete may be completed by the Secretary on the authority of the Directors and the Directors may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given. Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Registered Office and validated by the shareholder if there is compliance with the requirements set out in the notice.

How proxy is to vote

11.24 An appointment may specify the way the proxy is to vote on a particular resolution. If it does, the proxy must vote as required by the Corporations Act. If the proxy is a Director or other officer of the Company and if that person is present at the meeting when the poll is being taken, that person must vote on the poll and must vote the way directed, unless the person has notified the Shareholder prior to the meeting that the person does not accept the appointment.

11.25 (DELETED).

11.26 (DELETED).

11.27 (DELETED).

11.28 (DELETED).

Validity of vote in certain circumstances

11.29 A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid notwithstanding:

(a) the previous death or unsoundness of mind of the principal;

(b) the revocation of the instrument, or of the authority under which the instrument was executed, or of the power; or

(c) the transfer of the share in respect of which the instrument or power is given,

if no notice in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at its Registered Office or share registry at least 48 hours (or any shorter period as the Directors may permit or as is specified by the Corporations Act) before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

Director entitled to notice of meeting

11.30 A Director is entitled to receive notice of and to attend all general meetings and all separate general meetings of the holders of any class of shares in the capital of the Company and is entitled to speak at those meetings.

Use of technology generally

11.31 The Directors may determine the manner of and all other matters (including prescribing any relevant requirements) relevant to:

(a) holding meetings utilising, by means of or through the application of any technology;

(b) voting at meetings utilising, by means of or through the application of any technology; and

(c) using an electronic or other non-paper based proxy form.

12. The Directors

Number and appointment of Directors

12.1 The number of Directors is the number, not less than three nor (subject to clause 12.2) more than ten, fixed by the Directors from time to time. The number so determined must not be less than the number of Directors when the determination takes effect and the Directors in office at the time of adoption of this Constitution will continue in office subject to this Constitution.

12.2 The Company in general meeting may by resolution increase or reduce the number of Directors and may also determine in what rotation the increased or reduced number is to go out of office.

12.3 Subject to clauses 12.11 and 14.30, a Director may not hold office for a continuous period in excess of 3 years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for re-election. If no Director would otherwise be required to submit for re-election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting is the Director who has been longest in office since their last election, but, as between persons who became Directors on the same day, the one to retire is (unless they otherwise agree among themselves) determined by lot.

Such a retiring Director is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

12.4 A retiring Director is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

12.5 (DELETED).

12.6 Subject to clause 12.8, the Company may, at a general meeting at which a Director retires, by resolution fill the vacated office by electing a person to that office and the Company may, at a general meeting, by resolution, otherwise appoint a person as a Director. The Company may do so on such terms or conditions that may be set out in the resolution being terms or conditions consistent with clause 12.25.

12.7 (DELETED).

12.8 No person other than a retiring Director or a Director vacating office under clause 12.11 is eligible to be elected a Director at any general meeting unless a notice of the Director's candidature is given to the Company at least 35 business days before the meeting (or, in the case of a meeting that shareholders have requested Directors to call, 30 business days).

Share Qualifications of Directors

12.9 A Director is not required to hold any share in the Company.

Casual vacancy

12.10 The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed the number determined in accordance with clauses 12.1 and 12.2. The Directors may do so on such terms or conditions that may be set out in the resolution being terms or conditions consistent with clause 12.25.

12.11 Any Director appointed under clause 12.10 holds office until the end of the next annual general meeting of the Company and is then eligible for re-election. The Director is not to be taken into account in determining the Directors who are to retire by rotation at an annual general meeting.

Removal of Directors by Shareholders

12.12 Directors may be removed by the Company in general meeting in the manner prescribed by the Corporations Act.

Remuneration of Directors

12.13 The non-executive Directors may be paid as remuneration for their services, subject to the Listing Rules, the sum determined from time to time by the Company in general meeting. The sum is to be divided among the Directors in the proportion and manner as the Directors agree and, in default of agreement, equally. A person who ceases to be a Director may be paid a retirement benefit in recognition of past services in the amount determined by the Directors but not exceeding the amount permitted by the Corporations Act.

12.14 The Directors' remuneration is deemed to accrue from day to day. The remuneration to which a Director is entitled may be provided to a Director in cash or in any other form as is agreed between the Company and the Director. A Director may elect to forgo some or all of the Director's entitlement to cash remuneration in favour of another agreed form of remuneration and vice versa, provided the total cost to the Company of that Director's remuneration is not increased above the maximum for that Director under clause 12.13.

12.15 If a Director, being willing, is called on to perform extra services or to make any special exertions in going or residing abroad or otherwise for the Company, the Company may remunerate that Director by payment of a fixed sum determined by the Directors

and that remuneration may be either in addition to or in substitution for that Director's share in the remuneration provided for in clause 12.13.

12.16 The Directors may also be paid all travelling and other expenses properly incurred by them in attending, participating in and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company.

Directors' interests

12.17 No Director is disqualified by the Director's office and the fiduciary relationship established by it from holding any office or place of profit, other than that of Auditor under the Company. Any Director may, subject to the Corporations Act and the Listing Rules:

(a) be or become a director of, or otherwise hold office or a place of profit in, any other company promoted by the Company or in which the Company may be interested as vendor, shareholder or otherwise;

(b) contract or make any arrangement with the Company whether as vendor, purchaser, broker, solicitor or accountant or other professional person or otherwise and any contract or arrangement entered or to be entered into by or on behalf of the Company in which any Director is in any way interested is not avoided for that reason; and

(c) participate in any association, institution, fund, trust or scheme for past or present employees or Directors of the Company, a related body corporate or any of their respective predecessors in business or their dependants or persons connected with them.

12.18 Any Director who:

(a) holds any office or place of profit under the Company;

(b) holds any office or place of profit referred to in clause 12.17(a);

(c) is involved in a contract or arrangement referred to in clause 12.17(b); or

(d) participates in an association or otherwise under clause 12.17(c),

is not by reason only of any of those facts or any interest resulting from it or the fiduciary relationship established by it liable to account to the Company for any remuneration or other benefits accruing from it.

12.19 Each Director must disclose that Director's interests to the Company in accordance with the Corporations Act.

12.20 Each Director must comply with those provisions of the Corporations Act dealing with when a director may not be present while a matter is being considered or vote on the matter.

12.21 (DELETED).

12.22 A Director or a Director's firm may act in a professional capacity, other than as Auditor for the Company and a Director or a Director's firm is entitled to remuneration for professional services as if the relevant Director was not a Director.

12.23 A Director may, notwithstanding the Director's interest, and whether or not the Director is entitled to vote, or does vote, participate in the execution of any instrument by or on behalf of the Company and whether through signing or sealing the same or otherwise.

Vacation of office of Director

12.24 In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from the office by notice in writing to the Company; or

(c) is absent without the consent of the Directors from meetings of the Directors held during a period of six months.

12.25 Notwithstanding any other provision of this Constitution:

(a) If it is a requirement of a Gaming Authority that the appointment or election of any person (**"Applicant"**) to the office (**"Office"**) of Director or Secretary must be approved by that Gaming Authority prior to appointment:

(i) the Applicant must not be appointed to that Office;

(ii) the Applicant must not occupy or act in the position of that Office;

(iii) the Applicant must not directly or indirectly exert or be permitted to exert influence as if appointed to that Office; and

(iv) the Applicant, if proposed to be appointed a Director, shall have no standing with the board of Directors,

until the relevant Gaming Authority approval has been given in respect of the Applicant unless, in the meantime, that Gaming Authority permits the conditional appointment of the Applicant

to that Office. In the case of such conditional appointment, the Applicant shall only be appointed on the conditions authorised by the relevant Gaming Authority.

If a required approval from a relevant Gaming Authority or a condition imposed by a relevant Gaming Authority is not obtained or satisfied, as the case may be, within 9 months of:

(i) such approval being sought; or

(ii) the conditional appointment (or election as the case may be),

whichever occurs earlier, then the conditional appointment or election shall thereupon lapse.

(b) If any person ("**Officer**") is appointed to any Office (including, without limitation, a conditional appointment as envisaged in clause 12.25(a) that appointment shall immediately terminate and the relevant Office shall immediately and automatically become vacant (without any obligations on the Company or the subsidiary to compensate the Officer for loss of Office) if the Company or the relevant subsidiary of the Company receives a written notice from any Gaming Authority, which constitutes a final determination of that matter, to the effect that:

(i) the Officer is required to resign from the relevant Office;

(ii) the Officer is not a fit and/or proper person to hold the relevant Office;

(iii) the Officer is not a person who is suitable for licensing, registration or qualification by that Gaming Authority;

(iv) the Officer is not a person who is suitable for association with the Company or any subsidiary of the Company; or

(v) the Officer would or may jeopardise any Licence, registration or qualification granted or issued by that Gaming Authority.

Following such termination:

(A) the Officer must not be re-appointed to that or any other Office;

(B) the Officer must not occupy or act in the position of that or any other Office; and

(C) the Officer must not directly or indirectly exert or be permitted to exert influence as if appointed to that or any other Office,

unless, in the case of a notice from a Gaming Authority, the relevant notice has been withdrawn, revoked or overturned.

(c) A Director must immediately resign from Office if the Director's position as a Director of the Company would cause the possibility of:

(i) a contravention or a continuation of a contravention of any of the provisions of the Gaming Laws; or

(ii) a material Licence being revoked, suspended or not gained.

13. Powers and duties of Directors

Directors to manage Company

13.1 The business of the Company is managed by the Directors who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

13.2 Without limiting the generality of clause 13.1, the Directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

13.3 The Directors may raise or secure the payment or repayment of moneys or any debt, liability or obligation in such manner and on such terms and conditions in all respects as they may determine and in particular by the issue of debentures, debenture stock (perpetual or otherwise), bonds, notes or other securities or debt instruments, the payment of which may be charged on all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

Appointment of attorney

13.4 The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes and with the powers, authorities and discretions vested in or exercisable by the Directors for such period and subject to such conditions as they think fit.

13.5 Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

Minutes

13.6 The Directors must cause minutes of meetings to be made in accordance with the Corporations Act.

13.7 (DELETED).

External professional advice

13.8 A Director may, whether individually or with other Directors, engage professional advisors to assist the Director in carrying out his or her duty as a director of the Company.

13.9 The Company must pay all reasonable expenses incurred by a Director in relation to a professional advisor engaged under clause 13.8, provided that the professional advisor has been engaged by the Director to advance the Company's interests or for the purpose of discharging the Director's duties as a director of the Company and not for other purposes personal to the Director.

14. Proceedings of Directors

Directors' meetings

14.1 The Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

14.2 A Director may at any time, and the Secretary must on the requisition of a Director, convene a meeting of the Directors.

Notice of meeting

14.3 Notice of each meeting of the Directors:

(a) must be given to each Director and the Secretary; and

(b) may be given by telephone, facsimile message, electronic mail or by means of any other technology consented to by all Directors,

but the non-receipt of any notice of a meeting of the Directors does not affect the validity of the convening of the meeting.

Period of notice

14.4 The Directors may determine the period of notice (unless waived by a majority of the Directors to whom notice of a particular meeting is sent) for each meeting of the Directors which, until otherwise determined by the Directors, is at least 24 hours.

Questions decided by majority

14.5 Questions arising at a meeting of Directors are to be decided by a majority of votes of Directors present and voting and any such decision is for all purposes deemed a decision of the Directors.

14.6 An Alternate Director involved in any meeting of Directors has one vote for each Director for which that person is an Alternate Director and if that person is also a Director has one vote as a Director.

14.7 The chair of the meeting does not have a casting vote.

Alternate Directors

14.8 A Director may appoint a person, who need not be a Shareholder of the Company, to be an Alternate Director in the Director's place during such period as the Director thinks fit, if the Directors approve of the appointment and subject to any conditions imposed by the Directors. In providing the approval, the Directors must consider the Gaming Laws and Licences.

14.9 An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor does not attend a meeting, is entitled to participate and vote instead of the appointor.

14.10 An Alternate Director may exercise any powers that the appointor may exercise and in the exercise of any such power the Alternate Director is an officer of the Company and is not deemed an agent of the appointor.

14.11 An Alternate Director is subject in all respects to the conditions attaching to the Directors generally except that the Alternate Director is not entitled to any remuneration by the Company under clause 12.13.

14.12 The appointment of an Alternate Director may be terminated at any time by the appointor notwithstanding that the period of the appointment of the Alternate Director has not expired and terminates in any event if the appointor vacates office as a Director.

14.13 An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and delivered it to the Company.

Quorum for Directors' meeting

14.14 At a meeting of Directors, the number of Directors whose presence is necessary to constitute a quorum is two or any greater number determined by the Directors from time to time.

Remaining Directors may act

14.15 If there is a vacancy or vacancies in the office of a Director, the remaining Director or Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purpose of:

(a) increasing the number of Directors to a number sufficient to constitute such a quorum; or

(b) convening a general meeting of the Company.

Chair of Directors

14.16 The Directors must elect one of their number as chair of their meetings and may determine the period for which the person elected as chair is to hold office. The Directors may also elect one of their number as deputy-chair of their meetings and may determine the period for which the person elected as deputy-chair is to hold office. The Directors may also terminate any such appointment.

14.17 If a Directors' meeting is held and:

(a) a chair has not been elected as provided by clause 14.16; or

(b) the chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the deputy-chair (if any) must act as chair of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors present must elect one of their number to be a chair of the meeting.

Directors' committees

14.18 The Directors may delegate any of their powers, other than powers required by law to be dealt with by Directors as a board, to a committee or committees consisting of at least one of their number and such other persons as they think fit.

14.19 A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised is deemed to have been exercised by the Directors.

14.20 The members of a committee may elect one of their number as chair of their meetings. If a meeting of a committee is held and:

(a) a chair has not been elected; or

(b) the chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chair of the meeting.

14.21 A committee may meet and adjourn as it thinks proper. The provisions of this clause 14 apply to any meeting of a committee, with any necessary adjustments.

14.22 Questions arising at a meeting of a committee are to be determined by a majority of votes of the members involved and voting. The chair, in addition to the chair's deliberative vote, has a casting vote.

Written resolution by Directors

14.23 A resolution in writing signed by all the Directors who are eligible to vote on a resolution and which contains a statement that the Directors are in favour of the resolution is as valid and effectual as if it had been passed at a meeting of the Directors held at the time when the written resolution was last signed by an eligible Director.

14.24 Any resolution under clause 14.23 may consist of several documents in like form, each signed by one or more Directors.

Electronic meetings

14.25 Provided that all Directors have consented to the use of the technology to be used, a Directors' meeting may be called or held and voting may be carried out by telephone, video or by using any other technology which permits each Director to communicate with every other Director. The consent to use such technology may be a standing one. A Director may only withdraw their consent within a reasonable period before the meeting. Each Director, by consenting to be a Director (or by reason of the adoption of this Constitution), consents to the use of each of these technologies for holding a Directors' meeting.

14.26 Clause 14.25 applies to meetings of Directors' committees as if all members were Directors.

Place of meeting

14.27 Where the Directors hold a meeting pursuant to clause 14.25, the meeting is to be treated as held at the place at which at least one of the Directors present at the meeting is physically located as is agreed by those Directors present at the meeting.

Validity of acts of Directors

14.28 All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a member of the committee, or to act as a Director, or that a person so appointed

was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

Appointment of Managing and Executive Directors

14.29 The Directors may appoint one or more:

(a) executives of the Company to be Directors (subject to the provisions of this Constitution dealing with the appointment of persons as Directors); or

(b) Directors as executives of the Company and determine the terms of such executive appointments; or

(c) persons to be both executives and Directors (subject to the provisions of this Constitution dealing with the appointment of persons as Directors) and determine the terms of such executive appointments.

The Directors may determine that anyone so appointed bears the title "Managing Director" or "Finance Director" or any other title the Directors determine.

If such a person ceases to be a Director then the executive appointment automatically terminates subject to any contrary determination by the Directors (but without prejudice to any rights of any party under any relevant service agreement).

If such a person ceases to be an executive then the person shall automatically cease to be a Director unless the other Directors resolve that the person should remain a Director until the next annual general meeting in which case that Director is treated as a retiring Director at that annual general meeting.

14.30 A Managing Director is not subject to retirement by rotation and is not to be counted, or to be taken into account, under clause 12.3 for determining the rotation of retirement of the other Directors. An Executive Director is subject to retirement by rotation.

Remuneration of Managing and Executive Directors

14.31 The remuneration of a Managing Director or an Executive Director may be fixed by the Directors.

Powers of Managing and Executive Directors

14.32 The Directors may confer on a Managing Director or an Executive Director any of the powers exerciseable by them on such terms and conditions and with such restrictions as they think fit.

14.33 The Directors may at any time withdraw or vary any of the powers conferred on a Managing Director or an Executive Director.

15. Secretary

Appointment of Secretary

15.1 There must be at least one Secretary of the Company who is ordinarily resident in Australia who must be appointed by the Directors for the term at the remuneration and on the conditions they think fit.

Suspension and removal of Secretary

15.2 The Directors have power to suspend or remove a Secretary.

Powers, duties and authorities of Secretary

15.3 The Directors may vest in a Secretary such powers, duties and authorities as they may from time to time determine and a Secretary must exercise all such powers and authorities subject at all times to the control of the Directors.

Secretary to attend meetings

15.4 A Secretary is entitled to attend all meetings of the Directors and all general meetings of the Company and may be heard on any matter.

16. Seals

16.1 The Company may have a common seal and a duplicate common seal which are to be used by the Company as determined by the Directors.

16.2 The common seal or duplicate may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the common seal or duplicate, and every document to which the common seal or duplicate is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

17. Inspection of records

Inspection by Shareholders

17.1 Subject to the requirements of the Corporations Act, the Directors may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Shareholders other than Directors, and a Shareholder other than a Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

Access by Directors

17.2 The Company must keep the Corporate Records or copies of them, and will procure that all subsidiaries keep their Corporate Records for a period of seven years.

17.3 The Company must give access to, and will procure that all subsidiaries will give access to, a Director, to inspect and copy (at no cost to the Director) such of the Corporate Records as relate to the Director's period of office, whether or not the Director still holds such office.

18. Dividends and reserves

Determination of dividend

18.1 Subject to the rights of persons (if any) entitled to shares with special rights to dividend, the Directors may from time to time determine that a dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a dividend. The method of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets including shares or other securities in another body corporate (or any combination of them).

Directors may authorise interim dividend

18.2 The Directors may authorise the payment or crediting by the Company to the Shareholders of such interim dividends as appear to the Directors to be justified by the profits of the Company.

No interest on dividends

18.3 Interest is not payable by the Company in respect of any dividend, whether final or interim.

Reserves and profits carried forward

18.4 The Directors may, before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

18.5 Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

18.6 The Directors may carry forward so much of the profits remaining as they consider ought not be distributed as dividends without transferring those profits to a reserve.

Calculation and apportionment of dividends

18.7 Subject to any special rights or restrictions attached to any shares, every dividend on a share in the Company is to be paid as follows, unless otherwise determined by the Directors:

(a) if the share to which a particular dividend relates is fully paid and was fully paid during the whole period in respect of which the dividend is to be paid, that dividend is equal to the dividend paid on each other share which was fully paid during the whole period in respect of which the dividend is to be fully paid; and

(b) if the share to which a particular dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the dividend is to be paid, that dividend is apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the dividend is to be paid.

An amount paid on a share in advance of a call is not taken to be paid on the share.

18.8 Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that dividends are to be paid out of a particular source or particular sources, and in those circumstances the Directors may in their absolute discretion allow each or any Shareholder to elect from which specified sources that particular Shareholder's dividend may be paid by the Company; and where elections are permitted and any Shareholder fails to make an election, identify the particular source from which dividends are payable.

18.9 (DELETED).

Deductions from dividends

18.10 The Directors may deduct from any dividend or other distribution such as a capital return payable to a Shareholder all sums of money (if any) presently payable by that Shareholder to the Company on account of calls or otherwise in relation to shares in the Company.

Distribution of specific assets

18.11 The Directors, when paying or declaring a dividend or other distribution such as a capital return, may direct payment of the dividend wholly or partly by distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

18.12 If a difficulty arises in regard to such a distribution, the Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any Shareholders on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient. If a distribution of specific assets to a particular Shareholder or Shareholders is illegal or, in the Directors' opinion, impracticable the Directors may make a cash payment to the Shareholder or Shareholders on the basis of the cash amount of the dividend instead of the distribution of specific assets. The Directors may also authorise any person to make, on behalf of all the Shareholders entitled to any shares, an agreement with the Company (or other relevant body corporate) providing for the issue or transfer to them of shares in the relevant body corporate and, in executing the document, the officer acts as agent and attorney for the Shareholders.

Payments

18.13 Any dividend, interest or other money payable in respect of shares will be paid to Shareholders, at the sole risk of the intended recipient, in such manner as the Directors decide including by one or more of the following methods:

(a) deposit to the credit of an account with a bank or other financial institution nominated by the Shareholder and acceptable to the Company (or, in the case of joint holders, to the account nominated by the joint holder first named in that Register);

(b) cheque sent through the post directed:

(i) to the address of the holder as shown in the Register or, in the case of joint holders, to the address shown in the Register as the address of the joint holder first named in that Register; or

(ii) to such other address as the holder or joint holders in writing directs or direct; or

(c) in any other manner permitted by law or agreed by the Company and the Shareholder.

18.14 Any one of two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

18.14A Payments of dividends and other distributions by the Company may be made in Australian dollars or any other currency determined by the Directors in their discretion. Payments in different currencies may be made to different Shareholders as determined by the Directors in their discretion. If a payment is made in a currency other than Australian dollars the Directors may determine in their discretion the appropriate exchange rate and the time of calculation to calculate the amount payable in the relevant currency. The determinations of the Directors are, in the absence of manifest error, final.

18.14B Unless the Directors determine otherwise all dividends which are unclaimed after six months from the date of payment of the relevant dividend are to be automatically reinvested in additional shares in the Company in the name of the shareholder to whom or to which the unclaimed dividend was directed. The issue price for the additional shares is to be the last sale price of the Company's shares on the ASX on the first ASX trading day following the expiration of the six months from the payment date of the relevant dividend. The Company Secretary is appointed as attorney to execute all documents and do all things required to effect the reinvestment.

18.14C If the Directors determine that clause 18.14B is not to apply, all dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law.

Election to reinvest dividend

18.15 The Directors may grant to Shareholders or any class of Shareholders the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Directors think fit and, if the Corporations Act or Listing Rules so require, are approved by the Company in general meeting.

Election to accept bonus shares in lieu of dividend

18.16 The Directors may determine in respect of any dividend which it is proposed to pay or to declare on any shares of the Company that holders of the shares may elect to forego the right to share in the proposed dividend or part of such proposed dividend and to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit and, if the Corporations Act or Listing Rules so require, are approved by the Company in general meeting.

Unclaimed dividends

18.17 All dividends declared but unclaimed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

Restricted securities

18.18 During a breach of the Listing Rules relating to Restricted Securities or during a breach of a Restriction Agreement the holder of the Restricted Securities is not entitled to any dividend rights in respect of the Restricted Securities.

19. Capitalisation of profits

Capitalisation of reserves and profits

19.1 The Directors may resolve that it is desirable to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Shareholders and that the sum is applied, in any of the ways mentioned in clause 19.2, for the benefit of Shareholders in the proportions to which those Shareholders would have been entitled in a distribution of that sum by way of dividend.

19.2 The ways in which a sum may be applied for the benefit of Shareholders under clause 19.1 are:

(a) in paying up any amounts unpaid on shares held by Shareholders;

(b) in paying up in full unissued shares or debentures to be issued to Shareholders as fully paid;

(c) partly as mentioned in clause 19.2(a) and partly as mentioned in clause 19.2(b); or

(d) any other application permitted by law or the Listing Rules.

19.3 The Directors may do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Shareholders among themselves, may:

(a) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all or any of the Shareholders entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any such agreement is effective and binding on all the Shareholders concerned.

20. Notices

Service of notices

20.1 A notice may be given by the Company to any Shareholder, Director or other person receiving notice under this Constitution by any one or more of the following:

(a) serving it on the person personally;

(b) sending it by courier to the person;

(c) post or facsimile transmission to the person;

(d) electronic means, including email (which may include a link to a website), subject to any necessary request or information from the Shareholder; or

(e) subject to any legal requirements, such other means or in such form as the Directors may determine and notify to Shareholders,

at their location, address, facsimile number or email address or other transmission details as shown in the Register or as supplied by the person to the Company.

20.2 If a notice is sent by post or courier, service of the notice is deemed to be effected by properly addressing, prepaying and posting or couriering the notice and the notice is deemed to have been served on the day after the date of its posting or couriering.

20.3 If a notice is sent by facsimile or other electronic transmission, service of the notice is deemed to be effected by properly addressing the transmission and transmitting it and to have been served on the day following its despatch.

20.4 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

20.5 Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every notice given in accordance with this clause to the person from whom that person derives title prior to registration of that person's title in the Register.

20.6 All notices sent by post outside Australia must be sent by prepaid airmail post.

Persons entitled to notice of general meeting

20.7 Notice of every general meeting must be given in a manner authorised by clause 20.1 or by the Corporations Act and in accordance with the Corporations Act and the Listing Rules to:

(a) every Shareholder;

(b) every Director, Alternate Director and Secretary;

(c) the Auditors; and

(d) ASX.

20.8 No other person is entitled to receive notices of general meetings.

21. Audit and accounts

Company to keep accounts

21.1 The Directors must cause the Company to keep accounts of the business of the Company in accordance with the requirements of the Corporations Act and the Listing Rules.

Company to audit accounts

21.2 The Directors must cause the accounts of the Company to be audited in accordance with the requirements of the Corporations Act and the Listing Rules.

22. Winding up

Distribution of assets

22.1 Subject to clauses 22.2 and 22.3, if the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Shareholders in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

22.2 The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Shareholder is compelled to accept any shares or other securities in respect of which there is any liability.

Ranking of Restricted Securities

22.3 During a breach of the Listing Rules relating to Restricted Securities or during a breach of a Restriction Agreement the holder of the Restricted Securities is not entitled to any distribution rights in respect of the Restricted Securities.

23. Indemnity

Indemnity of officers

23.1 To the maximum extent permitted by law (including the Corporations Act) from time to time, the Company must indemnify every person who is or has been a Director, Secretary or executive officer of the Company (**"Officer"**) against any liability (including legal costs) the Officer may incur by reason of being such an Officer or discharging or seeking to discharge their duties to the Company or to any subsidiary of the Company.

23.2 (DELETED).

23.2A The operation of clauses 23.1 and 23.2 in the form in which they existed prior to amendment (by the adoption of this Constitution by Shareholders) is preserved with respect to any act or omission prior to the date such clauses were amended.

Insurance

23.3 To the maximum extent permitted by law (including the Corporations Act) from time to time and without limiting the powers of the Company, the Directors may authorise the Company to, and the Company may, pay a premium for a contract insuring a person who is or has been a Director, Secretary or executive officer or other employee of the Company or its subsidiaries.

Documentary Indemnity and Access

23.4 To the maximum extent permitted by law (including the Corporations Act) and without limiting the powers of the Company, the Directors may authorise the Company to, and the Company may, enter into any:

(a) documentary indemnity in favour of; and

(b) document giving access to records for the benefit of,

a person who is, or has been, a Director, Secretary or executive officer or other employee of the Company or its subsidiaries, which indemnity or access may be on such terms as the Directors approve and, in particular, may apply to acts or omissions or records prior to or after the time of entering into the indemnity or other agreement.

24. Takeover Approval Provisions

24.1 Subject to the Corporations Act, if offers are made under a proportional takeover bid for securities of the Company:

(a) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution (an "**Approving Resolution**") to approve the bid is passed in accordance with these provisions and the applicable provisions of the Corporations Act; and

(b) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an Approving Resolution; and

(c) an Approving Resolution is to be voted on in whichever of the following ways is determined by the Directors:

(i) at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution; or

(ii) by means of a postal ballot conducted by the Company in accordance with a procedure determined by the Directors; and

(d) an Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50% and otherwise is taken to have been rejected.

Brad Demuth/NY/CWT@CWT

Office:

07/05/2006 06:43 PM

To: Nicolas Boring/DC/CWT@CWT
cc:
Subject: FW: Closer to a final draft of the Privilege Log

Nick, Number 5 below is the Tim issue we've been waiting on and to which his email responds.

From: Demuth, Brad
Sent: Friday, June 16, 2006 9:39 AM
To: Bickham, Timothy
Cc: Hendrickson, Matthew; Maria.DiMoscato@Exchange@CWT; Boring, Nicolas
Subject: Closer to a final draft of the Privilege Log

Tim,

Attached please find for your review and comment the draft privilege log. As soon as you are comfortable with this draft, I plan to forward to F&P, with a CD containing each of the documents, for their final approval.

In reviewing this draft, please keep in mind the following:

1. The draft we finalize will be renumbered to reflect deletions from the log, etc. and will not be double-spaced for reviewing ease as it is currently.

2. We generally withheld draft contracts and term sheets as privileged, even though the grounds for withholding are not strong. Please let me know if you disagree with this approach.

3. This draft incorporates the judgment calls you made as to the source of privilege for those documents where an attorney could not be immediately ascertained from the face of the document. In those instances where we weren't certain of the attorney, I put in a placeholder suggestion, but left the question open for F&P to finally resolve.

4. This draft incorporates the judgments collectively made about the documents that were inadvertently produced by Caseshare/Whitmont without the intended privilege redactions.

5. This draft reflects a number of documents that we plan to remove from the log on the grounds that they are not privileged (Nos. 1, 14, 15, 35, 39, 40, 41, 58, 102, 115, 119, 128, 149, 220, 221, 222, 223, 225, 228, 232, 241, 243, 258, 270). Please take a closer look at these to be sure that you are in agreement with these calls.

6. There are a few documents on the log that have been over-redacted. These redactions will be fixed, but the log entry will remain as is.

7. With respect to those documents that I had previously forward to you for help identifying the attorney source, the following are a few additional points to consider:

a. You asked about the source for a number of documents (Entry Nos. 23, 34, 38, 43, 44). All of these documents were produced from Cren's files.

b. You question whether Entry No. 39 is NR. Documents re co-promotion with Abbott are responsive to a number of plaintiffs' requests. Further, No. 39 is among the documents we believe are not privileged and should be produced.

c. No. 58 is another doc that is not privileged; we expect to reproduce this document without its privilege redaction.

d. No. 59: you posit that the priv info came from PD and A&P. The document itself suggests R. Blanchard, and is similar to a couple of other log entries. We should probably discuss this further, but for the time being I added R. Blanchard to be consistent with the other log entries.

e. Nos. 76 and 90: upon further review we concluded that these were NR and so will be dropped from the log.

f. No. 100: You suggested several attorneys. I was able to confirm by review of a similar draft also reflected on the log that FJ was the source.

g. No. 115: This doc is not privileged, but may contain sensitive information. We should probably discuss this one further.

h. No. 119: Not priv.

i. No. 216: I was able to confirm that PD was the source.

j. No. 241: Not priv.

k. No. 243: Not priv.

l. No. 266: Not priv. You indicate that FJ was involved. We should probably discuss further. No indication of FJ on the face of the document, and the document was produced from Munoz's files.

Bradley J. Demuth
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
Direct Dial: 212.504.6503
Facsimile: 212.504.6665

Email: brad.demuth@cwt.com <<Draft F Priv Log.pdf>>  Draft F Priv Log.pdf


ARISTOCRAT

PURCHASE OF ESSNET INTERACTIVE AB COMPLETED

Sydney, 8 May 2006

Aristocrat Leisure Limited (ALL:ASX) announced today that the acquisition of Essnet Interactive AB has been completed. The signing of an agreement to purchase all of the issued capital was announced on 10 April 2006.

Mr Paul Oneile, Aristocrat's Chief Executive Officer and Managing Director said: "this is a key strategic transaction and an excellent opportunity for Aristocrat to enter a segment of the global gaming market in which we do not currently compete, namely server-based video lottery product."

"We are strongly committed to developing and growing the world-class product offerings of the business, which will operate as ACE Interactive, and we look forward to working closely with the impressive team they have built who we now welcome to the Aristocrat Group".

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.


TATTERSALL'S

RELEASE

8 May 2006

Sale of EssNet Interactive AB

Tattersall's Limited (Tattersall's) today announced that Aristocrat Leisure Ltd (Aristocrat), through a 100% owned subsidiary Aristocrat Leisure Cyprus Limited (Aristocrat Cyprus), has completed the acquisition of all of the issued shares in EssNet Interactive AB.

EssNet AB, following this transaction, is comprised of the cash proceeds from both of these sales, and some minor assets not sold in these transactions. The cash proceeds and remaining assets will be distributed to EssNet shareholders under processes to now be initiated.

Tattersall's will continue to pursue its domestic and international lottery and gaming opportunities through licensing and strategic alliance agreements. In addition to the previously announced licensing agreement that Tattersall's now has with Scientific Games Corporation in respect of the EssNet lottery system, it also has entered into a Strategic Alliance Agreement with Aristocrat Cyprus under which the corporate groups will work together to identify and implement opportunities to provide full operator and technology provision of the EssNet Interactive gaming system to prospective customers.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROGER ANDREW DAVIS
Date of last notice	28 FEBRUARY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 MAY 2006
No. of securities held prior to change	1,231
Class	ORDINARY
Number acquired	325
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,604.55
No. of securities held after change	1,556
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE UNDER NON-EXECUTIVE DIRECTOR SHARE PLAN

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SALLY ANNE MAJELLA PITKIN
Date of last notice	23 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT (MS SALLY ANNE MAJELLA PITKIN – THE PITKIN SUPER FUND)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MAY 2006
No. of securities held prior to change	6,000
Class	ORDINARY
Number acquired	1,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,980.00
No. of securities held after change	7,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SALLY ANNE MAJELLA PITKIN
Date of last notice	12 MAY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 MAY 2006
No. of securities held prior to change	7,000
Class	ORDINARY
Number acquired	99
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,323.99
No. of securities held after change	7,099
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE UNDER NON-EXECUTIVE DIRECTOR SHARE PLAN

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


ARISTOCRAT

CONVERTIBLE BOND UPDATE

Sydney, 31 May 2006

Aristocrat Leisure Limited (ASX:ALL) ("Aristocrat") announced today that the District Court for the Southern District of New York issued an Opinion and Order on 30 May 2006 in relation to the convertible bonds issued by Aristocrat in May 2001.

Aristocrat called these bonds for redemption on 20 December 2004, resulting in litigation with the bondholders. Details of the litigation appear in Note 23 (iii) of Aristocrat's 2005 Financial Statements (page 93 of the 2005 Annual Report).

The Court granted the bondholders' motion for summary judgment in respect of a declaration that Aristocrat was in breach of its obligations to deliver shares under the Indenture to all bondholders (other than one bondholder). The Court denied the bondholders' motion that bondholders are entitled to newly-issued shares of stock and dividends. The Court also ordered that the statutory pre-judgment interest rate of 9% apply to damages however calculated.

The Opinion and Order was issued in reference to the bondholders' Motion for Summary Judgment made following the Opinion issued by the District Court for the Southern District of New York on 12 August 2005.

Aristocrat proposes to appeal the Opinion issued on 12 August 2005 and the Opinion and Order issued on 30 May 2006 to the extent either are adverse to its interests. It is anticipated that the appeal process will take a number of years to complete.

Given that the bonds reach maturity on 31 May 2006, Aristocrat, consistent with its legal position, has offered, by way of a without prejudice partial settlement offer, to repay the USD130M in principal.

The bondholders, through counsel, declined this offer (prior to the Opinion and Order of 30 May 2006 being issued).

Aristocrat has received confirmation from its bankers that the non-payment of the USD130M in the above circumstances does not constitute an event of default under Aristocrat's banking facilities.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.


ARISTOCRAT

Management of Americas Business

Sydney, 2 June 2006

Aristocrat Leisure Limited (ASX: ALL) today announced that Gavin Isaacs has resigned his role as President of its Americas business effective 31 August 2006.

The Americas operation is a key part of the Company's global business and has been the major growth area for Aristocrat over the past three years. The Company is committed to ensuring that this momentum is maintained and that the business continues to expand its market share and profitability in the years ahead. The high calibre management team in the Americas will continue to drive the business forward while the Company seeks a successor.

Mr. Paul Oneile, Chief Executive Officer and Managing Director said:

"I am pleased that Gavin has agreed to continue to lead the business over the next three months whilst working closely with me in identifying a successor as President of the Americas business."

Enquiries

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.



ARISTOCRAT COMPLETES THE PARTIAL SALE OF ITS AFRICAN OPERATIONS

Sydney, 26 June 2006

Aristocrat Leisure Limited (ASX:ALL) today advised that it has completed the sale of a 28% interest in its African operations to local company, Yabohle Investments (Pty) Ltd, a consortium led by Matemeku Investments (Pty) Limited ("Matemeku").

Matemeku is a leading Black Economic Empowerment (BEE) investment company involved in a variety of business sectors, including minerals, technology, tourism and hospitality.

The sale process, which was announced in July 2005, was subject to a number of conditions subsequent including various regulatory approvals. These have now been satisfied.

Paul Oneile, Chief Executive Officer and Managing Director of Aristocrat Leisure Limited said "We are very pleased to be in partnership with Matemeku and we look forward to continuing to develop our African business with their assistance and support".

The Company will record a profit on sale of approximately A$6 million which will be included in its results for the first six months of 2006.

Further Information:

Financial
Simon Kelly
Chief Financial Officer
(02) 9413 6601

Media
Tim Allerton
City Public Relations
(02) 9267 4511

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,504,379	50,000
4	Total consideration paid or payable for the shares	$29,844,028	$644,794

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.20 date: 21/12/2005 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $12.90 lowest price paid: $12.86 highest price allowed under rule 7.33: $13.29

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 04 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	5/05/2006	Form 604 Change in Substantial Holder
2	5/16/2006	Form 604 Change in Substantial Holder
3	5/18/2006	Form 605 Notice of Ceasing to be a Substantial Holder

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	2/05/2006
The previous notice was given to the company on	5/04/2006
The previous notice was dated	31/03/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	26,709,185	5.70%	33,187,364	7.07%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,886,456	0.40% see note 1 at the end of this form	1,842,471	0.39% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	28,595,641	6.10%	35,029,835	7.47%

For any enquiries regarding this notice, please contact John Paull on 02 9303 6021 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	3,350 Fully paid ordinary shares	3,350
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	2,155 Fully paid ordinary shares	2,155
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,208,602 Fully paid ordinary shares	1,208,602
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	28,734 Fully paid ordinary shares	28,734
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,746 Fully paid ordinary shares	39,746

CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	356,612 Fully paid ordinary shares	356,612
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,397,828 Fully paid ordinary shares	5,397,828
CommSec Trading Limited	Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215	CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9 Fully paid ordinary shares	9
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	944,890 Fully paid ordinary shares	944,890
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,362 Fully paid ordinary shares	70,362
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	245,178 Fully paid ordinary shares	245,178

CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	242,654 Fully paid ordinary shares	242,654
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,413 Fully paid ordinary shares	37,413
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	174,359 Fully paid ordinary shares	174,359
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	475,427 Fully paid ordinary shares	475,427
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	99,796 Fully paid ordinary shares	99,796
Commonwealth Managed MIC	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed MIC	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	14,272 Fully paid ordinary shares	14,272

Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	267,607 Fully paid ordinary shares	267,607
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,799 Fully paid ordinary shares	70,799
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	155,208 Fully paid ordinary shares	155,208
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	35,935 Fully paid ordinary shares	35,935
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	560,631 Fully paid ordinary shares	560,631
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	138,928 Fully paid ordinary shares	138,928

COLONIAL CORE EQUITIES	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	COLONIAL CORE EQUITIES	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	806,969 Fully paid ordinary shares	806,969
MERRILL LYNCH AUSTRALIAN EQ	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	MERRILL LYNCH AUSTRALIAN EQ	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	700,899 Fully paid ordinary shares	700,899
BARCLAYS GLOBAL INVESTORS	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	BARCLAYS GLOBAL INVESTORS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	715,851 Fully paid ordinary shares	715,851
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	33,640 Fully paid ordinary shares	33,640
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,081,544 Fully paid ordinary shares	1,081,544
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	367,937 Fully paid ordinary shares	367,937

Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	360,808 Fully paid ordinary shares	360,808
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,843,015 Fully paid ordinary shares	3,843,015
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,590,244 Fully paid ordinary shares	2,590,244
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	8,122,733 Fully paid ordinary shares	8,122,733
CFS W/Sale Core Industrial Fund	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFS W/Sale Core Industrial Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	484,379 Fully paid ordinary shares	484,379
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,049,996 Fully paid ordinary shares	3,049,996

CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	458,854 Fully paid ordinary shares	458,854
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	115,894 Fully paid ordinary shares "*" See note 1 on the last page of this form.	115,894
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	217,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.	217,000
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	955,683 Fully paid ordinary shares "*" See note 1 on the last page of this form.	955,683
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	179,599 Fully paid ordinary shares "*" See note 1 on the last page of this form.	179,599
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	155,471 Fully paid ordinary shares "*" See note 1 on the last page of this form.	155,471

CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	59,860 Fully paid ordinary shares "*" See note 1 on the last page of this form.	59,860
FC W/E AUST SHARE 22-CREDIT SUISSE	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 22-CREDIT SUISSE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,640 Fully paid ordinary shares "*" See note 1 on the last page of this form.	10,640
FC W/E AUST SHARE 23-ACADIAN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 23-ACADIAN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	113,762 Fully paid ordinary shares "*" See note 1 on the last page of this form.	113,762
FC W/E DIV 9 TAX EFFECT INC-IN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E DIV 9 TAX EFFECT INC-IN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,760 Fully paid ordinary shares "*" See note 1 on the last page of this form.	13,760
FC W/E GLOBAL SHARE 17-ACADIAN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E GLOBAL SHARE 17-ACADIAN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,802 Fully paid ordinary shares "*" See note 1 on the last page of this form.	20,802

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

6. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.



....

John Damien Hatton – Company Secretary

Dated the 5 day of May 2006.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 2/05/2006

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashelf Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 5 pages referred to in the Notices of Substantial Shareholding dated 2 May 2006.

Colonial First State Inv Managers
Transaction listing for the period 01/04/2006 to 02/05/2006 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	13/04/2006	-4895		-69853.79	
						-4895		-69853.79
CC	IEQI	OS-SAL	AUD	13/04/2006	-18775		-267927.5	
						-18775		-267927.5
CC	IGRF	OS-SAL	AUD	04/04/2006	-5152		-72378.43	
CC	IGRF	OS-SAL	AUD	05/04/2006	-2939		-40915.98	
CC	IGRF	OS-SAL	AUD	07/04/2006	-626		-9100.32	
CC	IGRF	OS-SAL	AUD	18/04/2006	-4200		-59971.03	
CC	IGRF	OS-SAL	AUD	19/04/2006	-3313		-47354.29	
						-16230		-229720.1
CC	IINF	OS-SAL	AUD	13/04/2006	-3048		-43496.3	
						-3048		-43496.3
TOTAL						**-42948**		**-610997.6**
CF	LAEQ	OS-PUR	AUD	03/04/2006	11300		157974	
						11300		157974
CF	LAISSN	OS-SAL	AUD	03/04/2006	-7466		-103629.1	
CF	LAISSN	OS-SAL	AUD	03/04/2006	-10704		-149641.9	
						-18170		-253271.1
CF	LGEIT	OS-PUR	AUD	03/04/2006	5206		72779.88	
						5206		72779.88
CF	PET1SN	OS-SAL	AUD	03/04/2006	-4048		-56186.81	
CF	PET1SN	OS-SAL	AUD	03/04/2006	-5802		-81111.96	
						-9850		-137298.8
TOTAL						**-11514**		**-159815.9**
CL	B3C	OS-SAL	AUD	11/04/2006	-3600		-51567.48	
						-3600		-51567.48
CL	G3C	OS-SAL	AUD	11/04/2006	-2925		-41907.92	
CL	G3C	OS-SAL	AUD	12/04/2006	-5587		-78047.1	
CL	G3C	OS-SAL	AUD	18/04/2006	-55589		-793745.1	
CL	G3C	OS-PUR	AUD	02/05/2006	5784		81380.3	
						-58317		-832319.9
CL	M1C	OS-SAL	AUD	06/04/2006	-1700		-24692.66	
						-1700		-24692.66
TOTAL						**-63617**		**-908580**
CM	EASS03	OS-PUR	AUD	20/04/2006	15100		210494	
						15100		210494
CM	EASS06	OS-PUR	AUD	12/04/2006	3804		53256	
CM	EASS06	OS-PUR	AUD	20/04/2006	1000		14032.22	

						4804		67288.22
CM	EASS10	OS-SAL	AUD	12/04/2006	-4440		-62110.99	
CM	EASS10	OS-SAL	AUD	27/04/2006	-4245		-60336.24	
CM	EASS10	OS-SAL	AUD	01/05/2006	-9140		-136906.4	
CM	EASS10	OS-SAL	AUD	02/05/2006	-3470		-48572.51	
						-21295		-307926.1
CM	EASS15	OS-PUR	AUD	18/04/2006	460		6595.45	
CM	EASS15	OS-PUR	AUD	18/04/2006	5		71.7	
CM	EASS15	OS-PUR	AUD	21/04/2006	1232		17402.73	
CM	EASS15	OS-PUR	AUD	02/05/2006	567		7949.34	
						2264		32019.22
CM	EASS22	OS-SAL	AUD	02/05/2006	-65660		-916701.4	
						-65660		-916701.4
CM	EGSS17	OS-PUR	AUD	18/04/2006	8282		118486.7	
CM	EGSS17	OS-PUR	AUD	02/05/2006	12520		175725.9	
						20802		294212.6
TOTAL						**-43985**		**-620613.5**
CP	AMPEQ	OS-PUR	AUD	03/04/2006	14682		202540.5	
CP	AMPEQ	OS-PUR	AUD	04/04/2006	14360		202624.9	
CP	AMPEQ	OS-PUR	AUD	05/04/2006	19883		277867.3	
CP	AMPEQ	OS-PUR	AUD	06/04/2006	16291		234515.4	
CP	AMPEQ	OS-PUR	AUD	10/04/2006	18863		273724.6	
CP	AMPEQ	OS-PUR	AUD	11/04/2006	22644		325195.2	
CP	AMPEQ	OS-PUR	AUD	11/04/2006	1381		19798.9	
CP	AMPEQ	OS-PUR	AUD	12/04/2006	44463		624023.6	
CP	AMPEQ	OS-PUR	AUD	13/04/2006	13255		189604.3	
CP	AMPEQ	OS-PUR	AUD	18/04/2006	24854		356335.4	
CP	AMPEQ	OS-PUR	AUD	19/04/2006	29413		423305.6	
CP	AMPEQ	OS-PUR	AUD	20/04/2006	13000		182230.5	
CP	AMPEQ	OS-PUR	AUD	28/04/2006	11250		163249.8	
CP	AMPEQ	OS-PUR	AUD	28/04/2006	4474		65095.75	
CP	AMPEQ	OS-PUR	AUD	02/05/2006	72193		1013292	
CP	AMPEQ	OS-PUR	AUD	02/05/2006	43177		605715.3	
						364183		5159119
CP	ASBAE	OS-PUR	AUD	03/04/2006	355		4896.97	
CP	ASBAE	OS-PUR	AUD	04/04/2006	347		4895.99	
CP	ASBAE	OS-PUR	AUD	05/04/2006	480		6707.64	
CP	ASBAE	OS-SAL	AUD	05/04/2006	-600		-8344.02	
CP	ASBAE	OS-SAL	AUD	05/04/2006	-200		-2786	
CP	ASBAE	OS-PUR	AUD	06/04/2006	394		5671.43	
CP	ASBAE	OS-PUR	AUD	10/04/2006	456		6616.69	
CP	ASBAE	OS-PUR	AUD	11/04/2006	547		7855.09	
CP	ASBAE	OS-PUR	AUD	11/04/2006	34		487.42	
CP	ASBAE	OS-PUR	AUD	12/04/2006	1074		15072.3	
CP	ASBAE	OS-PUR	AUD	13/04/2006	320		4577.11	
CP	ASBAE	OS-PUR	AUD	18/04/2006	600		8601.75	
CP	ASBAE	OS-PUR	AUD	19/04/2006	711		10231.93	
CP	ASBAE	OS-PUR	AUD	28/04/2006	129		1876.81	
CP	ASBAE	OS-PUR	AUD	28/04/2006	325		4715.81	
CP	ASBAE	OS-PUR	AUD	02/05/2006	1793		25164.76	
CP	ASBAE	OS-PUR	AUD	02/05/2006	1073		15051.81	
						7838		111293.5
CP	CEQU	OS-PUR	AUD	03/04/2006	4257		58725.99	
CP	CEQU	OS-PUR	AUD	04/04/2006	4164		58755.56	

CP	CEQU	OS-PUR	AUD	05/04/2006	5765		80566.56	
CP	CEQU	OS-PUR	AUD	06/04/2006	4724		68003.85	
CP	CEQU	OS-PUR	AUD	10/04/2006	5470		79376.21	
CP	CEQU	OS-PUR	AUD	11/04/2006	6566		94295.69	
CP	CEQU	OS-PUR	AUD	11/04/2006	401		5749	
CP	CEQU	OS-PUR	AUD	12/04/2006	12893		180949	
CP	CEQU	OS-PUR	AUD	13/04/2006	3844		54985.96	
CP	CEQU	OS-PUR	AUD	18/04/2006	7207		103327.8	
CP	CEQU	OS-PUR	AUD	19/04/2006	8529		122747.5	
CP	CEQU	OS-PUR	AUD	20/04/2006	6000		84106.37	
CP	CEQU	OS-PUR	AUD	28/04/2006	1392		20253.3	
CP	CEQU	OS-PUR	AUD	28/04/2006	3500		50788.82	
CP	CEQU	OS-PUR	AUD	02/05/2006	21640		303736.3	
CP	CEQU	OS-PUR	AUD	02/05/2006	12943		181572.9	
						109295		1547941
CP	CIMP	OS-PUR	AUD	03/04/2006	64678		892243.3	
CP	CIMP	OS-PUR	AUD	04/04/2006	63258		892593.5	
CP	CIMP	OS-PUR	AUD	05/04/2006	87589		1224067	
CP	CIMP	OS-PUR	AUD	06/04/2006	71767		1033114	
CP	CIMP	OS-PUR	AUD	10/04/2006	83097		1205836	
CP	CIMP	OS-PUR	AUD	11/04/2006	99754		1432588	
CP	CIMP	OS-PUR	AUD	11/04/2006	6083		87209.81	
CP	CIMP	OS-PUR	AUD	12/04/2006	195870		2748971	
CP	CIMP	OS-PUR	AUD	13/04/2006	58392		835260.3	
CP	CIMP	OS-PUR	AUD	18/04/2006	109486		1569717	
CP	CIMP	OS-PUR	AUD	19/04/2006	129571		1864758	
CP	CIMP	OS-PUR	AUD	20/04/2006	80000		1121418	
CP	CIMP	OS-PUR	AUD	28/04/2006	20878		303770.5	
CP	CIMP	OS-PUR	AUD	28/04/2006	52500		761832.2	
CP	CIMP	OS-PUR	AUD	02/05/2006	193558		2715359	
CP	CIMP	OS-PUR	AUD	02/05/2006	323636		4542514	
						1640117		23231252
CP	MACEQ	OS-PUR	AUD	03/04/2006	928		12801.11	
CP	MACEQ	OS-PUR	AUD	04/04/2006	908		12811.41	
CP	MACEQ	OS-PUR	AUD	05/04/2006	1257		17565.63	
CP	MACEQ	OS-PUR	AUD	06/04/2006	1030		14826.33	
CP	MACEQ	OS-PUR	AUD	10/04/2006	1192		17296.26	
CP	MACEQ	OS-PUR	AUD	11/04/2006	1431		20549.61	
CP	MACEQ	OS-PUR	AUD	11/04/2006	88		1261.55	
CP	MACEQ	OS-PUR	AUD	12/04/2006	2810		39434.97	
CP	MACEQ	OS-PUR	AUD	13/04/2006	838		11986.31	
CP	MACEQ	OS-PUR	AUD	18/04/2006	1571		22522.26	
CP	MACEQ	OS-PUR	AUD	19/04/2006	1859		26752.66	
CP	MACEQ	OS-PUR	AUD	20/04/2006	1900		26632.02	
CP	MACEQ	OS-SAL	AUD	21/04/2006	-8400		-117933.6	
CP	MACEQ	OS-PUR	AUD	28/04/2006	1050		15235.69	
CP	MACEQ	OS-PUR	AUD	28/04/2006	418		6081.44	
CP	MACEQ	OS-PUR	AUD	02/05/2006	4704		66020.64	
CP	MACEQ	OS-PUR	AUD	02/05/2006	2813		39460.15	
						16397		233304.5
CP	MACSN	OS-SAL	AUD	12/04/2006	-2450		-34227.21	
CP	MACSN	OS-SAL	AUD	18/04/2006	-1208		-17150.36	
CP	MACSN	OS-SAL	AUD	01/05/2006	-4551		-68343.28	
						-8209		-119720.9
CP	WEQC	OS-SAL	AUD	06/04/2006	-10739		-153849	
CP	WEQC	OS-SAL	AUD	11/04/2006	-8330		-119348	

CP	WEQC	OS-SAL	AUD	12/04/2006	-5109		-71369.73	
CP	WEQC	OS-SAL	AUD	02/05/2006	-11112		-156344.7	
						-35290		-500911.5
CP	WEQI	OS-SAL	AUD	03/04/2006	-16500		-229940.7	
						-16500		-229940.7
CP	WEQL	OS-SAL	AUD	13/04/2006	-18474		-263632.1	
						-18474		-263632.1
CP	WEQU	OS-PUR	AUD	03/04/2006	46666		643764.9	
CP	WEQU	OS-PUR	AUD	04/04/2006	45642		644025.3	
CP	WEQU	OS-PUR	AUD	05/04/2006	63197		883185.6	
CP	WEQU	OS-PUR	AUD	06/04/2006	51781		745407.9	
CP	WEQU	OS-PUR	AUD	10/04/2006	59956		870032.9	
CP	WEQU	OS-PUR	AUD	11/04/2006	71974		1033633	
CP	WEQU	OS-PUR	AUD	11/04/2006	4389		62923.53	
CP	WEQU	OS-PUR	AUD	12/04/2006	141324		1983436	
CP	WEQU	OS-PUR	AUD	13/04/2006	42131		602657	
CP	WEQU	OS-PUR	AUD	18/04/2006	78996		1132577	
CP	WEQU	OS-PUR	AUD	19/04/2006	93488		1345459	
CP	WEQU	OS-PUR	AUD	20/04/2006	37000		518656	
CP	WEQU	OS-PUR	AUD	28/04/2006	13422		195287.3	
CP	WEQU	OS-PUR	AUD	28/04/2006	33750		489749.3	
CP	WEQU	OS-PUR	AUD	02/05/2006	226261		3175771	
CP	WEQU	OS-PUR	AUD	02/05/2006	135320		1898358	
						1145297		16224924
CP	WIMP	OS-PUR	AUD	03/04/2006	97700		1347787	
CP	WIMP	OS-PUR	AUD	04/04/2006	95555		1348316	
CP	WIMP	OS-PUR	AUD	05/04/2006	132306		1848992	
CP	WIMP	OS-PUR	AUD	05/04/2006	600		8344.02	
CP	WIMP	OS-PUR	AUD	05/04/2006	200		2786	
CP	WIMP	OS-PUR	AUD	06/04/2006	108406		1560547	
CP	WIMP	OS-PUR	AUD	10/04/2006	125523		1821488	
CP	WIMP	OS-PUR	AUD	11/04/2006	150683		2163990	
CP	WIMP	OS-PUR	AUD	11/04/2006	9185		131682.1	
CP	WIMP	OS-PUR	AUD	12/04/2006	295873		4152480	
CP	WIMP	OS-PUR	AUD	13/04/2006	88205		1261716	
CP	WIMP	OS-PUR	AUD	18/04/2006	165383		2371120	
CP	WIMP	OS-PUR	AUD	19/04/2006	195722		2816789	
CP	WIMP	OS-PUR	AUD	20/04/2006	160000		2242837	
CP	WIMP	OS-PUR	AUD	28/04/2006	32310		470103.7	
CP	WIMP	OS-PUR	AUD	28/04/2006	81250		1179026	
CP	WIMP	OS-PUR	AUD	02/05/2006	489623		6872287	
CP	WIMP	OS-PUR	AUD	02/05/2006	292831		4108026	
						2521355		35708317
CP	WISH	OS-PUR	AUD	03/04/2006	36569		504475.2	
CP	WISH	OS-PUR	AUD	04/04/2006	35766		504671.3	
CP	WISH	OS-PUR	AUD	05/04/2006	49523		692089.9	
CP	WISH	OS-PUR	AUD	06/04/2006	40577		584121.9	
CP	WISH	OS-PUR	AUD	10/04/2006	46983		681779.2	
CP	WISH	OS-PUR	AUD	11/04/2006	56401		809986.4	
CP	WISH	OS-PUR	AUD	11/04/2006	3439		49303.71	
CP	WISH	OS-PUR	AUD	12/04/2006	110745		1554270	
CP	WISH	OS-PUR	AUD	13/04/2006	33015		472258.5	
CP	WISH	OS-PUR	AUD	18/04/2006	61903		887512.3	
CP	WISH	OS-PUR	AUD	19/04/2006	73259		1054328	
CP	WISH	OS-PUR	AUD	20/04/2006	32100		449969.1	
CP	WISH	OS-PUR	AUD	28/04/2006	12477		181537.7	

CP	WISH	OS-PUR	AUD	28/04/2006	31375		455285.4	
CP	WISH	OS-PUR	AUD	02/05/2006	97276		1364652	
CP	WISH	OS-PUR	AUD	02/05/2006	162650		2282935	
						884058		12529175
TOTAL						**6610067**		**93631120**
P2	WASS01	OS-SAL	AUD	12/04/2006	-9444		-131927.1	
P2	WASS01	OS-PUR	AUD	01/05/2006	4551		68343.28	
P2	WASS01	OS-PUR	AUD	02/05/2006	5328		74964.43	
						435		11380.6
P2	WASS06	OS-SAL	AUD	04/04/2006	-2334		-32812.59	
P2	WASS06	OS-SAL	AUD	05/04/2006	-608		-8408.64	
P2	WASS06	OS-SAL	AUD	05/04/2006	-1423		-19832.46	
P2	WASS06	OS-SAL	AUD	07/04/2006	-429		-6237.66	
P2	WASS06	OS-SAL	AUD	07/04/2006	-5229		-76080.45	
P2	WASS06	OS-SAL	AUD	11/04/2006	-1144		-16347.76	
P2	WASS06	OS-SAL	AUD	11/04/2006	-1624		-23226.65	
P2	WASS06	OS-PUR	AUD	19/04/2006	3648		52531.2	
P2	WASS06	OS-SAL	AUD	02/05/2006	-37		-518.74	
P2	WASS06	OS-SAL	AUD	02/05/2006	-5314		-74573.87	
						-14494		-205507.6
TOTAL						**-14059**		**-194127**
	*6704387	OS-SAL	AUD	20/04/2006	250		3525	
						250		3525
TOTAL						**250**		**3525**
GRAND TOTAL						**6434194**		**91140511**

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	16/05/2006
The previous notice was given to the company on	5/05/2006
The previous notice was dated	2/05/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	33,187,364	7.08%	38,248,468	8.15%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,842,471	0.39% see note 1 at the end of this form	1,846,379	0.39% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	35,029,835	7.47%	40,094,847	8.55%

For any enquiries regarding this notice, please contact John Paull on 02 9303 6021 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	3,350 Fully paid ordinary shares	3,350
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	2,155 Fully paid ordinary shares	2,155
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,517,675 Fully paid ordinary shares	1,517,675
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	35,829 Fully paid ordinary shares	35,829
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,746 Fully paid ordinary shares	39,746

CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	446,597 Fully paid ordinary shares	446,597
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,752,597 Fully paid ordinary shares	6,752,597
CommSec Trading Limited	Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215	CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9 Fully paid ordinary shares	9
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	901,347 Fully paid ordinary shares	901,347
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,362 Fully paid ordinary shares	70,362
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	245,178 Fully paid ordinary shares	245,178

CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	229,379 Fully paid ordinary shares	229,379
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,413 Fully paid ordinary shares	37,413
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	186,559 Fully paid ordinary shares	186,559
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	455,627 Fully paid ordinary shares	455,627
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	104,896 Fully paid ordinary shares	104,896
Commonwealth Managed MIC	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed MIC	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	14,272 Fully paid ordinary shares	14,272

Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	267,607 Fully paid ordinary shares	267,607
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	89,216 Fully paid ordinary shares	89,216
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	152,017 Fully paid ordinary shares	152,017
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	35,935 Fully paid ordinary shares	35,935
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	540,841 Fully paid ordinary shares	540,841
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	138,928 Fully paid ordinary shares	138,928

COLONIAL CORE EQUITIES	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	COLONIAL CORE EQUITIES	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	806,969 Fully paid ordinary shares	806,969
MERRILL LYNCH AUSTRALIAN EQ	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	MERRILL LYNCH AUSTRALIAN EQ	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	464,949 Fully paid ordinary shares	464,949
BARCLAYS GLOBAL INVESTORS	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	BARCLAYS GLOBAL INVESTORS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	547,004 Fully paid ordinary shares	547,004
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	33,640 Fully paid ordinary shares	33,640
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,081,544 Fully paid ordinary shares	1,081,544
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	367,937 Fully paid ordinary shares	367,937

Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	360,808 Fully paid ordinary shares	360,808
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,797,973 Fully paid ordinary shares	4,797,973
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,590,244 Fully paid ordinary shares	2,590,244
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,172,344 Fully paid ordinary shares	10,172,344
CFS W/Sale Core Industrial Fund	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFS W/Sale Core Industrial Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	484,379 Fully paid ordinary shares	484,379
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,814,288 Fully paid ordinary shares	3,814,288

CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	458,854 Fully paid ordinary shares	458,854
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	120,295 Fully paid ordinary shares "*" See note 1 on the last page of this form.	120,295
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	147,700 Fully paid ordinary shares "*" See note 1 on the last page of this form.	147,700
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	955,683 Fully paid ordinary shares "*" See note 1 on the last page of this form.	955,683
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	195,599 Fully paid ordinary shares "*" See note 1 on the last page of this form.	195,599
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	155,471 Fully paid ordinary shares "*" See note 1 on the last page of this form.	155,471

CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	45,971 Fully paid ordinary shares "*" See note 1 on the last page of this form.	45,971
CFSIL as RE Commonwealth Share Fund 17	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Share Fund 17	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,664 Fully paid ordinary shares "*" See note 1 on the last page of this form.	10,664
CFSIL as RE commonwealth Australian Share Fund 18	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE commonwealth Australian Share Fund 18	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	86,916 Fully paid ordinary shares "*" See note 1 on the last page of this form.	86,916
FC W/E AUST SHARE 23-ACADIAN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 23-ACADIAN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	113,762 Fully paid ordinary shares "*" See note 1 on the last page of this form.	113,762
FC W/E DIV 9 TAX EFFECT INC-IN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E DIV 9 TAX EFFECT INC-IN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,760 Fully paid ordinary shares "*" See note 1 on the last page of this form.	13,760
FC W/E GLOBAL SHARE 17-ACADIAN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E GLOBAL SHARE 17-ACADIAN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	558 Fully paid ordinary shares "*" See note 1 on the last page of this form.	558

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

6. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.



....

John Damien Hatton – Company Secretary

Dated the 19 day of May 2006.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 16/05/2006

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 4 pages referred to in the Notice of Substantial Shareholding dated 16 May 2006.

Colonial First State Inv Managers
Transaction listing for the period 03/05/2006 to 16/05/2006 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IGRF	OS-SAL	AUD	11/05/2006	-10723		-147873.1	
CC	IGRF	OS-SAL	AUD	15/05/2006	-2552		-34148.88	
						-13275		-182022
TOTAL						**-13275**		**-182022**
CF	LAEQ	OS-PUR	AUD	04/05/2006	12200		167212	
						12200		167212
CF	LAISSN	OS-SAL	AUD	09/05/2006	-19800		-270666	
						-19800		-270666
CF	LGEIT	OS-PUR	AUD	04/05/2006	5100		69900.09	
						5100		69900.09
CF	PET1SN	OS-SAL	AUD	09/05/2006	-19790		-270529.3	
						-19790		-270529.3
TOTAL						**-22290**		**-304083.2**
CL	G3C	OS-SAL	AUD	11/05/2006	-43543		-600469.8	
						-43543		-600469.8
TOTAL						**-43543**		**-600469.8**
CM	EABS01	OS-PUR	AUD	15/05/2006	4401		59469.06	
						4401		59469.06
CM	EASS03	OS-SAL	AUD	03/05/2006	-1800		-24844.75	
CM	EASS03	OS-SAL	AUD	03/05/2006	-32350		-447005.9	
CM	EASS03	OS-SAL	AUD	03/05/2006	-2300		-31920.84	
CM	EASS03	OS-SAL	AUD	03/05/2006	-3000		-41784.05	
CM	EASS03	OS-SAL	AUD	04/05/2006	-11500		-157146.3	
CM	EASS03	OS-SAL	AUD	08/05/2006	-7450		-103154.4	
CM	EASS03	OS-SAL	AUD	09/05/2006	-4600		-62600.2	
CM	EASS03	OS-SAL	AUD	09/05/2006	-2300		-31452.2	
CM	EASS03	OS-SAL	AUD	11/05/2006	-4000		-55290.76	
						-69300		-955199.3
CM	EASS06	OS-PUR	AUD	03/05/2006	6000		83000.4	
CM	EASS06	OS-PUR	AUD	04/05/2006	10000		137018	
						16000		220018.4
CM	EASS15	OS-SAL	AUD	05/05/2006	-3484		-48153.78	
CM	EASS15	OS-SAL	AUD	09/05/2006	-2694		-36730.25	
CM	EASS15	OS-SAL	AUD	12/05/2006	-5217		-71437.27	
CM	EASS15	OS-SAL	AUD	16/05/2006	-2494		-34328.97	
						-13889		-190650.3
CM	EASS17	OS-PUR	AUD	12/05/2006	469		6446.46	

CM	EASS17	OS-PUR	AUD	12/05/2006	7213		99168.22	
CM	EASS17	OS-PUR	AUD	12/05/2006	538		7398.06	
CM	EASS17	OS-PUR	AUD	15/05/2006	2444		32740.16	
						10664		145752.9
CM	EASS18	OS-PUR	AUD	12/05/2006	3825		52575.13	
CM	EASS18	OS-PUR	AUD	12/05/2006	58784		808194.2	
CM	EASS18	OS-PUR	AUD	12/05/2006	4384		60284.52	
CM	EASS18	OS-PUR	AUD	15/05/2006	19923		266891.3	
						86916		1187945
CM	EASS22	OS-SAL	AUD	03/05/2006	-10640		-146962.8	
						-10640		-146962.8
CM	EGSS17	OS-SAL	AUD	15/05/2006	-17021		-228366.2	
CM	EGSS17	OS-SAL	AUD	16/05/2006	-3223		-44264.14	
						-20244		-272630.3
TOTAL						**3908**		**47742.76**
CP	AMPEQ	OS-PUR	AUD	03/05/2006	111789		1550273	
CP	AMPEQ	OS-PUR	AUD	04/05/2006	53820		739331.3	
CP	AMPEQ	OS-PUR	AUD	05/05/2006	34180		474153.7	
CP	AMPEQ	OS-PUR	AUD	09/05/2006	44000		602143.5	
CP	AMPEQ	OS-PUR	AUD	10/05/2006	8505		116905.8	
CP	AMPEQ	OS-PUR	AUD	11/05/2006	1531		21138.81	
CP	AMPEQ	OS-PUR	AUD	12/05/2006	13041		179428.1	
CP	AMPEQ	OS-PUR	AUD	16/05/2006	18920		262032.5	
CP	AMPEQ	OS-PUR	AUD	16/05/2006	23287		322240.1	
						309073		4267646
CP	ASBAE	OS-PUR	AUD	03/05/2006	2690		37302.18	
CP	ASBAE	OS-PUR	AUD	04/05/2006	1223		16799.44	
CP	ASBAE	OS-PUR	AUD	05/05/2006	777		10778.07	
CP	ASBAE	OS-PUR	AUD	09/05/2006	1000		13684.23	
CP	ASBAE	OS-PUR	AUD	10/05/2006	203		2790.17	
CP	ASBAE	OS-PUR	AUD	11/05/2006	36		497.03	
CP	ASBAE	OS-PUR	AUD	12/05/2006	311		4278.71	
CP	ASBAE	OS-PUR	AUD	16/05/2006	472		6531.02	
CP	ASBAE	OS-PUR	AUD	16/05/2006	383		5304.03	
						7095		97964.88
CP	CEQU	OS-PUR	AUD	03/05/2006	33300		461799.3	
CP	CEQU	OS-PUR	AUD	04/05/2006	15901		218433.8	
CP	CEQU	OS-PUR	AUD	05/05/2006	10099		140095.9	
CP	CEQU	OS-PUR	AUD	09/05/2006	11600		158746.9	
CP	CEQU	OS-PUR	AUD	10/05/2006	2505		34432.56	
CP	CEQU	OS-PUR	AUD	11/05/2006	451		6227.05	
CP	CEQU	OS-PUR	AUD	12/05/2006	3841		52847.42	
CP	CEQU	OS-PUR	AUD	16/05/2006	6780		93820.07	
CP	CEQU	OS-PUR	AUD	16/05/2006	5508		76283.03	
						89985		1242686
CP	CIMP	OS-PUR	AUD	03/05/2006	500548		6941522	
CP	CIMP	OS-PUR	AUD	04/05/2006	244024		3352185	
CP	CIMP	OS-PUR	AUD	05/05/2006	154976		2149867	
CP	CIMP	OS-PUR	AUD	09/05/2006	173000		2367519	
CP	CIMP	OS-PUR	AUD	10/05/2006	37912		521120.6	
CP	CIMP	OS-PUR	AUD	11/05/2006	6824		94220.27	
CP	CIMP	OS-PUR	AUD	12/05/2006	58132		799824.6	
CP	CIMP	OS-PUR	AUD	16/05/2006	80400		1113500	
CP	CIMP	OS-PUR	AUD	16/05/2006	98953		1369289	

						1354769		18709047
CP	MACEQ	OS-PUR	AUD	03/05/2006	6963		96555.79	
CP	MACEQ	OS-PUR	AUD	04/05/2006	3058		42005.47	
CP	MACEQ	OS-PUR	AUD	05/05/2006	1942		26938.25	
CP	MACEQ	OS-PUR	AUD	09/05/2006	2600		35578.99	
CP	MACEQ	OS-PUR	AUD	10/05/2006	495		6803.62	
CP	MACEQ	OS-PUR	AUD	11/05/2006	89		1228.76	
CP	MACEQ	OS-PUR	AUD	12/05/2006	759		10442.25	
CP	MACEQ	OS-PUR	AUD	16/05/2006	1385		19164.11	
CP	MACEQ	OS-PUR	AUD	16/05/2006	1126		15593.57	
						18417		254310.8
CP	MACSN	OS-SAL	AUD	11/05/2006	-3191		-44007.52	
						-3191		-44007.52
CP	WEQU	OS-PUR	AUD	03/05/2006	352534		4888887	
CP	WEQU	OS-PUR	AUD	04/05/2006	175526		2411220	
CP	WEQU	OS-PUR	AUD	05/05/2006	111474		1546396	
CP	WEQU	OS-PUR	AUD	09/05/2006	120000		1642209	
CP	WEQU	OS-PUR	AUD	10/05/2006	26932		370194.7	
CP	WEQU	OS-PUR	AUD	11/05/2006	4848		66937.26	
CP	WEQU	OS-PUR	AUD	12/05/2006	41297		568195.8	
CP	WEQU	OS-PUR	AUD	16/05/2006	67502		934077.1	
CP	WEQU	OS-PUR	AUD	16/05/2006	54845		759575.8	
						954958		13187693
CP	WIMP	OS-PUR	AUD	03/05/2006	755725		10480278	
CP	WIMP	OS-PUR	AUD	04/05/2006	368787		5066068	
CP	WIMP	OS-PUR	AUD	05/05/2006	234213		3249063	
CP	WIMP	OS-PUR	AUD	09/05/2006	273000		3736026	
CP	WIMP	OS-PUR	AUD	10/05/2006	57135		785351	
CP	WIMP	OS-PUR	AUD	11/05/2006	10285		142007	
CP	WIMP	OS-PUR	AUD	12/05/2006	87606		1205351	
CP	WIMP	OS-PUR	AUD	16/05/2006	145026		2006836	
CP	WIMP	OS-PUR	AUD	16/05/2006	117834		1631942	
						2049611		28302921
CP	WISH	OS-PUR	AUD	03/05/2006	236451		3279066	
CP	WISH	OS-PUR	AUD	04/05/2006	170022		2335611	
CP	WISH	OS-PUR	AUD	05/05/2006	107978		1497899	
CP	WISH	OS-PUR	AUD	09/05/2006	103000		1409563	
CP	WISH	OS-PUR	AUD	10/05/2006	16313		224230.9	
CP	WISH	OS-PUR	AUD	11/05/2006	2936		40537.92	
CP	WISH	OS-PUR	AUD	12/05/2006	25013		344148	
CP	WISH	OS-PUR	AUD	16/05/2006	45984		636855.3	
CP	WISH	OS-PUR	AUD	16/05/2006	56595		783148.5	
						764292		10551059
TOTAL						**5545009**		**76569321**
P2	WASS02	OS-SAL	AUD	03/05/2006	-6150		-84886.24	
P2	WASS02	OS-SAL	AUD	03/05/2006	-109400		-1511667	
P2	WASS02	OS-SAL	AUD	03/05/2006	-7700		-106865.4	
P2	WASS02	OS-SAL	AUD	03/05/2006	-10200		-142065.8	
P2	WASS02	OS-SAL	AUD	04/05/2006	-38950		-532247.6	
P2	WASS02	OS-SAL	AUD	08/05/2006	-25150		-348232.6	
P2	WASS02	OS-SAL	AUD	09/05/2006	-15600		-212296.3	
P2	WASS02	OS-SAL	AUD	09/05/2006	-7800		-106664	
P2	WASS02	OS-SAL	AUD	11/05/2006	-15000		-207340.3	
						-235950		-3252266

P2	WASS06	OS-SAL	AUD	03/05/2006	-6110		-84393.32	
P2	WASS06	OS-SAL	AUD	05/05/2006	-41650		-575661.6	
P2	WASS06	OS-SAL	AUD	09/05/2006	-35450		-483328.6	
P2	WASS06	OS-SAL	AUD	10/05/2006	-12465		-170271.2	
P2	WASS06	OS-SAL	AUD	12/05/2006	-40324		-552163.4	
P2	WASS06	OS-SAL	AUD	16/05/2006	-32848		-452140.4	
						-168847		-2317959
TOTAL						**-404797**		**-5570224**
GRAND TOTAL						**5065012**		**69960265**

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	**Aristocrat Leisure Limited**
ACN/ARSN	**002 818 368**

1. Details of substantial holder

Name	**Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on	18 May 2006
The previous notice was given to the company on	11 August 2004
The previous notice was dated	11 August 2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
18/5/06	BGI – see Annexure A	Reduction in voting power	Average price $12.92	4,908,809 ordinary	1.05%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Aristocrat Leisure Limited ("ALL") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Australia Ltd
Barclays Global Investors, N.A.
Barclays Global Investors Japan Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Ltd
Barclays Global Fund Advisors

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in ALL for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in ALL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in ALL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date